ANGLO AMERICAN

Corp of South Africa

03032218

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

17 September, 2003

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 15 July 2003 – Anglo American Disposes of Stake in Avgold.
- Press Release dated 23 July 2003 – Anglo American and Sasol to proceed with the development of Kriel South coal Reserves.
- Press Release dated 25 July 2003 – De Beers Societe Anonyme reports headline earnings for six months to 30 June 2003.
- Press Release dated 30 July 2003 – Anglo Platinum interim results 2003.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

dlw 9/29

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

15 July 2003

Anglo American disposes of stake in Avgold

Anglo American plc ("Anglo American") announces that it has, subject to certain conditions, exchanged its 11.5% stake in Avgold Limited ("Avgold") for rights to shares in Harmony Gold Mining Company Limited ("Harmony") to be issued pursuant to a renounceable letter arrangement mechanism. The aforesaid rights will immediately be onsold by Anglo American for an aggregate amount of around US$80 million.

This announcement is not an offer to sell or a solicitation of an offer to purchase any securities.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

sasol
reaching new frontiers

RECEIVED SEP 22 2003 183 SEC MAIL PROCESSING SECTION WASH. D.C.

News Release

23 July 2003

Anglo American and Sasol to proceed with the development of Kriel South coal reserves

In June 2000, Anglo American plc and Sasol Limited initiated a study to consider the development of the Kriel South coal reserves in Mpumalanga province, South Africa. An agreement has now been reached and Anglo Coal will establish a new opencast operation on the northern portion of the coalfield and Sasol has been granted access to the southern portion of the Kriel South coalfield, through the expansion of its existing underground operations at Syferfontein Colliery.

Anglo Coal will invest R769 million (US$96 million) and Sasol R320 million (US$40 million) in the project. Anglo will produce, for Sasol's consumption, 5 million tons per annum, while a similar production rate will be added to the rate at which Sasol's Syferfontein mine will produce. Together they are expected to yield an estimated 200 million tons of thermal coal for supply to Sasol Synfuels at Secunda, South Africa, over twenty years.

Production will commence in July 2005.

Anglo American - London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Sasol
Johann van Rheede
Media Manager
Tel: +27 11 441 3295
Mobile: +27 82 329 0186
E-mail johann.vanrheede@sasol.com
Website: www.sasol.com

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

ANGLO AMERICAN

News Release

25 July 2003

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the six months ended 30 June 2003 of US$414 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$248 million for the six months ended 30 June 2003 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings for the 6 months ended 30 June 2003

US$ million	Total	Ordinary shares	Preference shares [3]
• DBI headline earnings (100%)	414	-	-
• GAAP adjustments [1]	58	-	-
• DBI headline earnings - UK GAAP (100%)	472	417	55
• AA plc's 45% ordinary share interest	188	188	-
• Additional 3.65% ordinary share interest [2]	15	15	-
• AA plc's portion of the preference shares [3]	45	-	45
• AA plc headline earnings	248	203	45

(1) GAAP adjustments relate to mark-to-market adjustments which are recorded in De Beers' earnings, principally the US$70 million in respect of the mark-to-market of interest rate hedging contracts referred to in Dbsa's press release, but which are excluded from AA plc's UK GAAP results, and associated tax effects.

(2) As a result of the De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.

(3) AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$35 million preference share income are arrived at by adjusting for a proportion of exceptional items (+US$2 million) and goodwill amortisation (+US$8 million) in the same way as the ordinary share interest is calculated.

In the six months ended 30 June 2003, AA plc received from DBI US$56 million dividends on ordinary shares relating to FY 2002 and US$35 million dividends representing the second US$35 million payment on preference shares for 2002. A US$35 million interim dividend on preference shares for 2003 is scheduled for payment on 31 July 2003.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

In the six months ended 30 June 2002, AA plc received from DBI US$29 million dividends on ordinary shares and US$42 million dividends on preference shares (representing 7 months of 2001 following the De Beers transaction). A US$35 million interim dividend on preference shares for 2002 was received from DBI during the second half of 2002.

Reconciliation of headline earnings for the 6 months ended 30 June 2002			
US$ million	**Total**	**Ordinary shares**	**Preference shares**
• DBI headline earnings (100%)	308	-	-
• GAAP adjustments	-	-	-
• DBI headline earnings - UK GAAP (100%)	308	258	50
• AA plc's 45% ordinary share interest	116	116	-
• Additional 3.65% ordinary share interest	9	9	-
• AA plc's portion of the preference shares	41	-	41
• AA plc headline earnings	166	125	41

The above figures are unaudited.

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

25 July 2003

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2003

Buoyed by good results in 2002, the diamond industry started this year in a cautiously optimistic mood. Retail sales in the first two months were encouraging but then lost momentum as the global economy slowed sharply. War in the Middle East and the impact of the SARS virus on the Asian economies undermined consumer confidence. More recently, retail sales have shown signs of recovery in line with growing consumer confidence and global retail sales of diamond jewellery for the first half of 2003 are anticipated to be flat to slightly positive compared to the first half of last year.

Throughout the first half, demand for rough diamonds from the cutting centres was strong largely due to a willingness to hold higher levels of inventory as interest rates continued to decline. Sales by the DTC, the marketing arm of De Beers, for the first six months of 2003 totalled US$2,920 million, 2.75% higher than the equivalent period in 2002. De Beers' results for the six months ended 30 June 2003 include headline earnings of US$414 million, 34% higher than for the first half of 2002, a reduction in diamond stocks of over US$600 million during the period and operating cash flow generated of US$1.1 billion. If the strong demand for rough diamonds continues through the second half, De Beers' results for the year as a whole should be ahead of the previous year.

In view of the exceptionally strong operating cash flow generated in the two-year period to June 2003, De Beers has decided to refinance its existing bank facilities by replacing the existing term loan and revolving credit facilities, arranged on leveraged buyout terms, with a five-year US$2.5 billion Syndicated Multi-Currency Revolving Credit facility on standard commercial terms. Syndication was launched on 26 June and has recently been successfully completed.

Following clearance, in January, from the European Commission of its Supplier of Choice strategy, the DTC embarked on a rigorous process of assessing prospective and existing clients against diamonds they were applying for and the DTC's own availabilities. As a result of this process, applicants were recently advised as to their future status as Sightholders of the DTC. All successful applicants are being supplied by the DTC with effect from July. Existing clients who did not qualify as Sightholders under Supplier of Choice are continuing to be offered supplies by the DTC for the remainder of the year.

De Beers and the Russian diamond producer, Alrosa, have continued to engage in constructive dialogue with the European Commission to address its concerns relating to the five-year trade agreement jointly notified to the Commission for clearance in March 2002.

De Beers announces interim results as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the half-year ended 30 June 2003

(Abridged)

	US Dollar millions		
	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 December 2002
Diamond sales			
-DTC	**2 920**	2 842	5 154
-Other	**201**	197	380
Trade investment and other income	**258**	305	592
	3 379	3 344	6 126
Deduct:			
Cost of sales	**2 469**	2 518	4 444
Depreciation and amortisation (Note 1)	**128**	114	250
Sorting and marketing	**214**	198	398
Exploration and research	**64**	47	126
Corporate expenses	**23**	18	42
Net diamond account	**481**	449	866
Add:			
Surplus on realisation of fixed assets and investments		2	
	481	451	866
Deduct:			
Net interest paid	**54**	76	144
Costs related to reorganisation and restructuring	**5**	24	44
Net income before taxation and debt redemption costs	**422**	351	678
Taxation	**112**	115	271
Net income after taxation but before debt redemption costs	**310**	236	407
Attributable to outside shareholders in subsidiaries	**10**	6	14
Own earnings before debt redemption costs	**300**	230	393
Share of retained income of joint ventures	**103**	31	41
Total net earnings before debt redemption costs	**403**	261	434
Costs of early debt redemption (Note 3)	**95**		
Total net earnings	**308**	261	434
Headline earnings			
Total net earnings	**308**	261	434
Adjusted for :			
Amortisation of intangible fixed assets	**84**	81	163
After tax surplus on realisation of fixed assets less costs related to restructuring and provisions	**(3)**	(34)	(27)
Facility fees (Note 3)	**25**		
Headline earnings	**414**	308	570
Cash available from operating activities	**1 115**	1 144	1 611

Consolidated Balance Sheet
30 June 2003

(Abridged)

	US Dollar millions		
	30 June 2003	30 June 2002	31 December 2002
Shareholders' interests	**4 458**	3 784	4 023
Outside shareholders' interests	**109**	89	96
	4 567	3 873	4 119
Net interest bearing debt (Note 2)	**927**	2 081	1 716
Other liabilities	**1 031**	850	958
	6 525	6 804	6 793
Fixed assets	**4 690**	4 284	4 405
Investments and loans	**49**	25	33
Diamond stocks and other assets	**1 786**	2 495	2 355
	6 525	6 804	6 793

Notes and Comments

1. Amortisation amounting to US$72 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current period. US$144 million was expensed during the year ended December 2002.

2. Cash has been offset against interest bearing debt.

   A further repayment of US$355 million was made on the Senior Debt facility on 10 March 2003 which reduced the outstanding debt to US$2,130 million. The US$1 billion revolving credit facility was not utilised during the period under review.

   The Senior Debt and revolving credit facilities, arranged on leveraged buyout terms, have been replaced with a US$2.5 billion revolving credit facility on standard commercial terms with a five year tenor.

3. The costs associated with the *early debt redemption referred to in note 2 have* been expensed in the current period. These costs comprise the balance of US$25 million of facility fees not yet amortised, and US$70 million in respect of the mark-to-market of interest rate hedging contracts that were required to be entered into under the terms of the original Senior Debt facility. These contracts were being hedge accounted in terms of AC133 (Financial Instruments: Recognition and Measurement).

DE BEERS

A DIAMOND IS FOREVER

US$2.5 billion Syndicated Multi-Currency Revolving Credit Facility

De Beers S.A. ("De Beers") is pleased to announce that a US$2.5 billion Syndicated Multi-Currency Revolving Credit Facility (the "Facility") has been successfully arranged by Barclays Capital, Citigroup Global Markets Limited ("Citigroup"), Dresdner Kleinwort Wasserstein ("DrKW"), Royal Bank of Scotland and WestLB (the "Mandated Lead Arrangers") on its behalf. Barclays Capital, Citigroup, and DrKW have been appointed Bookrunners and Dresdner Bank Luxembourg S.A. has been appointed Agent.

Syndication was launched 26 June, 2003 and has recently been completed. The transaction, which was aimed at a selected group of De Beers' relationship banks, was oversubscribed raising in excess of US$ 3 billion. More than 25 banks representing 11 different countries have joined the facility, which is expected to be signed on 30 July, 2003.

The Facility has a tenor of five years. It will refinance the Company's existing US$4.55 billion syndicated loan facility signed in March 2001 and will also serve for general corporate purposes.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260

De Beers South Africa
Brian Roodt +27 11 374 6582/+27 82 412 6133
Pride Mogorosi +27 11 374 7155/+27 83 391 7240

Visit the official De Beers Group website for more information on the company and where you can view and download a selection of images - **www.debeersgroup.com**.

ANGLO AMERICAN

News Release

30 July 2003

Anglo American plc ("Anglo American") notification: Anglo Platinum interim results 2003

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 6 months to 30 June 2003, attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American Platinum Corporation Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1946/022452/06)
("Anglo Platinum")
JSE Share Code: AMS ISIN: ZAE000013181
A Member of the Anglo American plc Group
Interim Report for the six months ended 30 June 2003

Main features
for the six months ended 30 June 2003

Earnings per share (cents) 550,2

Interim dividend per share (cents) 370,0

Pt production from mines + 9,6%

Cash on-mine cost per ton milled
at steady-state operations* +9,4%

---

* Includes all operations except Bafokeng-Rasimone Platinum Mine,
Rustenburg UG2 Project and Modikwa Platinum Mine all which are in a production ramp-up phase.

Consolidated income statement

R millions	Notes	Reviewed Six months ended 30 June 2003	Reviewed Six months ended 30 June 2002	% Change	Audited Year ended 31 December 2002
Gross sales revenue		7 349,6	9 697,6		20 285,7
Commissions paid		203,5	433,2		733,0
Net sales revenue		7 146,1	9 264,4	(23)	19 552,7
Cost of sales		5 266,6	4 463,6	(18)	10 129,9
Cash operating costs		5 087,4	3 960,6		8 883,9
On-mine - steady state operations		3 025,4	2 640,0		5 733,3
On-mine - projects in ramp-up phase		1 140,1	676,8		1 636,1
Purchases of metals in concentrate		126,3	-		121,9
Smelting		416,9	282,2		640,6
Treatment and refining		378,7	361,6		752,0
Amortisation of operating assets	4	514,7	343,8		763,8
Increase in metal inventories		(665,9)	(146,3)		(109,1)
Other costs		330,4	305,5		591,3
Gross profit on metal sales	5	1 879,5	4 800,8	(61)	9 422,8
Other net income/(expenditure)	6	25,5	(494,0)		(754,7)
Market development and promotional expenditure		(129,4)	(139,4)		(266,5)
Operating profit		1 775,6	4 167,4	(57)	8 401,6
Net interest (paid)/received		(19,5)	107,4		155,7
Income from associates		12,8	105,6		181,6
Profit before taxation		1 768,9	4 380,4	(60)	8 738,9
Taxation		585,9	1 735,0	66	2 998,9
Net profit		1 183,0	2 645,4	(55)	5 740,0
Headline earnings	7	1 115,9	2 614,6	(57)	5 630,4

Number of ordinary shares in issue (millions)	215,1	214,7		214,9
Weighted average number of ordinary shares in issue (millions)	215,0	214,3		214,5
Earnings per share (cents)				
- Basic	550,2	1 234,4	(55)	2 676,0
- Headline	519,0	1 220,1	(58)	2 624,9
- Diluted (basic)	549,7	1 216,8	(55)	2 671,0
- Diluted (headline)	518,5	1 205,3	(57)	2 620,0
Dividends per share (cents)	370,0	900,0	(66)	1 800,0
- Interim	370,0*	900,0		900,0
- Final	-	-		900,0
Dividend cover (headline earnings)	1,4	1,4	21	1,5

* Proposed dividend

Consolidated balance sheet

R millions	Notes	Reviewed as at 30 June 2003	Reviewed as at 30 June 2002	Audited as at 31 December 2002
ASSETS				
Non-current assets		18 760,3	12 958,3	16 192,3
Property, plant and equipment		14 355,6	8 884,0	10 503,1
Capital work-in-progress		3 718,5	3 468,4	4 941,5
Platinum Producers' Environmental Trust		95,1	73,1	89,3
Investment in associates	8	492,5	301,2	557,6
Non-current accounts receivable		98,6	231,6	100,8
Current assets		4 632,0	5 952,3	5 017,6
Inventories	3	2 537,8	1 813,6	1 819,9
Accounts receivable		1 452,7	1 800,6	1 617,7
Cash and cash equivalents		641,5	2 338,1	1 580,0
Total assets		23 392,3	18 910,6	21 209,9
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		21,5	21,5	21,5
Share premium		767,5	1 252,5	754,0
Accumulated profits before proposed dividend and related secondary tax on companies (STC)	3	11 656,2	10 727,1	12 408,6
Accumulated profits after proposed dividend and related STC		10 760,8	8 553,3	10 232,7
Proposed ordinary dividend		795,9	1 932,3	1 934,1
STC in respect of proposed dividend		99,5	241,5	241,8
Shareholders' equity		12 445,2	12 001,1	13 184,1
Non-current liabilities		5 126,7	3 672,5	4 580,8
Deferred taxation		4 198,0	2 940,7	3 763,3
Environmental obligations		207,5	183,5	192,8
Employees' service benefit obligations		459,4	548,3	488,3
Obligations due under finance leases		261,8	-	136,4
Current liabilities		5 820,4	3 237,0	3 445,0

Accounts payable		1 853,9	1 350,9	1 893,7
Taxation	3	413,3	1 886,1	1 551,3
Interest-bearing borrowings	9	3 553,2	-	-
Total equity and liabilities		23 392,3	18 910,6	21 209,9

Group statement of changes in shareholders' equity

R millions	Share capital	Share premium	Accumulated profits	Total
Balance as at 31 December 2001 - previously reported (audited)	21,4	1 203,6	11 296,6	12 521,6
Change in accounting policy with respect to recognising metals in concentrate as inventory on the balance sheet (Note 3)			215,4	215,4
Gross			322,1	322,1
Taxation			(106,7)	(106,7)
Balance as at 31 December 2001 - restated (reviewed)	21,4	1 203,6	11 512,0	12 737,0
Net profit			2 645,4	2 645,4
Dividends paid in cash			(3 430,3)	(3 430,3)
Share capital issued	0,1	48,9		49,0
Balance as at 30 June 2002 - restated (reviewed)	21,5	1 252,5	10 727,1	12 001,1
Net profit			3 094,6	3 094,6
Dividends paid in cash			(1 932,6)	(1 932,6)
Share capital issued	- *	25,9		25,9
Repurchase of ordinary shares	-	(524,4)	519,5	(4,9)
Cost of shares sold by wholly owned subsidiary to parent company	0,2		491,8	492,0
Unrealised after-tax Group profit on disposal of holding company shares to parent company			27,7	27,7
Shares repurchased by parent company from wholly-owned subsidiary (cancelled)	(0,2)	(524,4)		(524,6)
Balance as at 31 December 2002 - restated (reviewed)	21,5	754,0	12 408,6	13 184,1

Net profit			1 183,0	1 183,0
Dividends paid in cash			(1 935,4)	(1 935,4)
Share capital issued	- *	13,5		13,5
Balance as at 30 June 2003 (reviewed)	21,5	767,5	11 656,2	12 445,2

* Less than R50 000.

Consolidated cash flow statement

R millions	Reviewed Six months ended 30 June 2003	Reviewed Six months ended 30 June 2002	Audited Year ended 31 December 2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	7 187,1	9 234,4	20 004,9
Cash paid to suppliers and employees	(5 550,8)	(5 057,7)	(10 399,6)
Cash from operations	1 636,3	4 176,7	9 605,3
Interest expensed	(79,8)	(19,8)	(35,4)
Taxation paid	(1 277,3)	(2 551,3)	(3 304,1)
Net cash from operating activities	279,2	1 605,6	6 265,8
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(3 053,9)	(2 477,4)	(5 994,1)
To maintain operations	(1 482,7)	(630,5)	(2 140,9)
To expand operations	(1 519,8)	(1 846,9)	(3 853,2)
Interest capitalised	(51,4)	-	-
Proceeds from sale of property, plant, equipment and mineral rights	76,3	632,3	778,4
Investment in associates	(1,4)	(0,3)	(300,3)
Interest received	72,4	135,8	203,1
Capital reduction by Northam Platinum Limited	10,3	-	39,0
Dividends received	47,3	37,0	89,7
Net cash used in investing activities	(2 849,0)	(1 672,6)	(5 184,2)
CASH FLOWS FROM/ (USED IN) FINANCING ACTIVITIES			
Proceeds from the issue of share capital	- *	0,1	0,1
Increase in share premium	13,5	48,9	74,8
Proceeds from current borrowings	3 553,2	-	-
Dividends paid	(1 935,4)	(3 430,3)	(5 362,9)

Net cash from/(used in) financing activities	1 631,3	(3 381,3)	(5 288,0)
Net decrease in cash and cash equivalents	(938,5)	(3 448,3)	(4 206,4)
Cash and cash equivalents at beginning of year	1 580,0	5 786,4	5 786,4
Cash and cash equivalents at end of period/year	641,5	2 338,1	1 580,0

* Less than R 50 000.

A non cash transaction in the form of a finance lease for housing was concluded. During the period assets of R125,4 million (December 2002: R136,4 million) were acquired in terms of this transaction.

Notes to the interim report

1. This interim report complies with International Accounting Standard 34 - Interim Financial Reporting and South African Statement of Generally Accepted Accounting Practice, AC127, with the same title, and with Schedule 4 of the South African Companies Act.

2. The interim report has been prepared using accounting policies that comply with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. Except for the change in accounting policy described below, the policies are consistent with those applied in the financial statements for the year ended 31 December 2002.

3. Change in accounting policy

The Group is increasingly entering into agreements to purchase significant quantities of concentrate from joint venture partners. When such material is on hand at the end of a reporting period, it is recognised as inventory on the Group's balance sheet. To ensure that the accounting treatment of 'purchased' and 'produced' concentrate is congruent, the Group has changed its accounting policy to recognise its own production of metals in concentrate within inventory. This change in accounting policy results in improved matching of costs with revenue.

This change in accounting policy resulted in a net credit to accumulated profits at 1 January 2002 of R 215,4 million, after tax of R 106,7 million.

Opening retained earnings, inventory and taxation have been restated, however, no restatement of the six months ended 30 June 2002 and the year ended 31 December 2002 was done as the change in accounting policy is not material to those results.

	Gross Rm	Taxation Rm	Net Rm
Effect of the change in accounting policy with respect to recognising purchased and produced concentrate inventory:			
Opening retained earnings	322,1	(106,7)	215,4
Earnings for the six months ended 30 June 2003	447,1	(148,0)	299,1

	Reviewed Six months ended 30 June 2003 Rm	Reviewed Six months ended 30 June 2002 Rm	Audited Year ended 31 December 2002 Rm
4. Amortisation and depreciation of property, plant and equipment	524,4	365,9	797,2
Amortisation of operating assets	514,7	343,8	763,8
Mining	427,1	287,9	646,1
Smelting	48,3	25,8	57,0
Treatment and refining	37,8	28,8	57,9
Decommissioning asset	1,5	1,3	2,8
Depreciation - non-mining assets (included in Other costs)	9,7	22,1	33,4

5. Gross profit on metal sales - Segmental information

R millions	Mined	Purchases of metals in concentrate	Total
Six months ended 30 June 2003 (reviewed)			
Gross sales revenue	7 210,4	139,2	7 349,6
Commissions paid	199,5	4,0	203,5
Net sales revenue	7 010,9	135,2	7 146,1
Cost of sales	5 166,3	100,3	5 266,6
Cash operating costs	4 942,8	144,6	5 087,4
On-mine - steady state operations	3 025,4	-	3 025,4
On-mine - projects in ramp-up phase	1 140,1	-	1 140,1
Purchases of metals in concentrate	-	126,3	126,3
Smelting	405,0	11,9	416,9
Treatment and refining	372,3	6,4	378,7
Amortisation of operating assets	512,6	2,1	514,7
Increase in metal inventories	(612,9)	(53,0)	(665,9)
Other costs	323,8	6,6	330,4
	1 844,6	34,9	1 879,5
Year ended 31 December 2002 (audited)			
Gross sales revenue	20 194,4	91,3	20 285,7
Commissions paid	723,3	9,7	733,0
Net sales revenue	19 471,1	81,6	19 552,7
Cost of sales	10 049,2	80,7	10 129,9
Cash operating costs	8 753,2	130,7	8 883,9
On-mine - steady state operations	5 733,3	-	5 733,3
On-mine - projects in ramp-up phase	1 636,1	-	1 636,1
Purchases of metals in concentrate	-	121,9	121,9
Smelting	633,6	7,0	640,6
Treatment and refining	750,2	1,8	752,0
Amortisation of operating assets	762,8	1,0	763,8
Increase in metal inventories	(55,4)	(53,7)	(109,1)
Other costs	588,6	2,7	591,3
	9 421,9	0,9	9 422,8

The Group commenced purchases of metals in concentrate from the 3rd quarter of 2002 and therefore no comparative figures are presented for the six months ended 30 June 2002.

R millions	Reviewed Six months ended 30 June 2003	Reviewed Six months ended 30 June 2002	Audited Year ended 31 December 2002
6. Other net income/(expenditure)			
Other net income/(expenditure) consists of the following principal categories:			
Net realised and unrealised foreign exchange losses	(198,2)	(551,4)	(879,1)
Profit on disposal of mineral rights	64,6	25,0	98,0
Profit on commodity contracts	156,3	-	-
Other	2,8	32,4	26,4
	25,5	(494,0)	(754,7)

7. Reconciliation between net profit and headline earnings

Net profit	1 183,0	2 645,4	5 740,0
Adjustments:			
Profit on disposal of mineral rights	(64,6)	(25,0)	(98,0)
Net negative goodwill amortisation	(2,5)	(5,8)	(11,6)
Headline earnings	1 115,9	2 614,6	5 630,4

8. Investment in associates	492,5	301,2	557,6
Unlisted investment in associate	267,8	-	298,3
Carrying amount			
Directors' valuation - R267,8m (Dec 02 - R298,3m)			
Listed investment in associate			
Carrying amount	224,7	301,2	259,3
Market value R643,4m (Jun 02 - R874,2m; Dec 02 - R972,8m)			
9. Borrowing facilities			
The Group has the following borrowing facilities:			
Reviewable annually by lenders at various dates during 2003 and 2004	4 900,0	2 735,0	2 735,0
Amount utilised: floating rate	(3 553,2)	-	-
Available undrawn borrowing facilities	1 346,8	2 735,0	2 735,0
Facilities under negotiation:			
Short term	1 000,0		
Long term	2 000,0		
	3 000,0		

10. Borrowing powers

The borrowing powers in terms of the articles of association of the holding company and its subsidiaries are unlimited.

R millions	Reviewed Six months ended 30 June 2003	Reviewed Six months ended 30 June 2002	Audited Year ended 31 December 2002
11. Commitments			
Mining property, plant and equipment			
Contracted for	2 776,8	1 532,3	2 094,3
Not yet contracted for	12 548,3	10 262,9	14 850,6
Authorised by the directors	15 325,1	11 795,2	16 944,9
Allocated for:			
Expansion of capacity	8 689,3	8 560,6	13 913,9
- for remainder of the year/within one year	2 334,7	2 309,3	5 013,9
- within two to five years	6 354,6	6 251,3	8 900,0
Maintenance of capacity	6 635,8	3 234,6	3 031,0
- for remainder of the year/within one year	1 686,9	946,4	1 570,1
- within two to five years	4 948,9	2 288,2	1 460,9
Other			
Operating lease rentals - premises	440,1	45,1	38,1
- for remainder of the year/within one year	7,9	7,1	15,2
- within two to five years	59,9	38,0	22,9
- thereafter	372,3	-	-
Information Technology Service Providers	112,2	179,6	139,4
- for remainder of the year/within one year	15,7	26,0	42,9
- within two to five years	96,5	153,6	96,5

Commitments will be funded from future cash flows from operations after payment of dividends, borrowings and any other funding strategy embarked on by the Group.

12. Contingent liabilities

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly-owned subsidiary of Group 5 Construction Limited (Group 5). The guarantee provides security for lease payments to Group 5 by the Anglo Platinum Housing Trust (APHT). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of BoE Merchant Bank Limited (BoE) for financing provided by BoE to Salene Mining (Proprietary) Limited (Salene). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or if earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by BoE to Salene is for a maximum amount of R120 million. In the event that BoE calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred. It is unlikely that the Group will incur obligations under this guarantee.

13. Comparative figures

Comparative figures have been restated as explained in note 3. Where appropriate, comparative figures have been reformatted to facilitate comparability.

Supplementary information for convenience of users

Consolidated income statement

UNITED STATES DOLLAR EQUIVALENT

US $ millions	Reviewed Six months ended 30 June 2003	Reviewed Six months ended 30 June 2002	Audited Year ended 31 December 2002
Gross sales revenue	915,1	882,8	1 936,1
Commissions paid	25,3	39,4	70,0
Net sales revenue	889,8	843,4	1 866,1
Cost of sales	655,6	406,3	966,7
Cash operating costs	633,3	360,5	847,8
On-mine - steady state operations	376,7	240,3	547,2
On-mine - projects in ramp-up phase	141,9	61,6	156,1
Purchases of metals in concentrate	15,7	-	11,6
Smelting	51,9	25,7	61,1
Treatment and refining	47,1	32,9	71,8
Amortisation of operating assets	64,1	31,3	72,9
Increase in metal inventories	(82,9)	(13,3)	(10,4)
Other costs	41,1	27,8	56,4
Gross profit on metal sales	234,2	437,1	899,4
Other net income/(expenditure)	3,2	(44,9)	(72,0)
Market development and promotional expenditure	(16,1)	(12,7)	(25,4)
Operating profit	221,3	379,5	802,0
Net interest (paid)/received	(2,4)	9,8	14,9
Income from associates	1,6	9,6	17,3
Profit before taxation	220,5	398,9	834,2
Taxation	72,9	157,9	286,1
Net profit	147,6	241,0	548,1
Dividends paid in cash	(241,0)	(312,3)	(511,8)
Exchange rate translation adjustment	204,3	143,2	398,2
Accumulated profits at beginning of year as restated	1 446,6	962,5	962,5

As previously stated	1 446,6	944,5	944,5
Change in accounting policy translated at 2001 closing rate (Note 3)	-	18,0	18,0
Repurchase of shares by holding company from wholly owned subsidiary	-	-	49,6
Accumulated profits at end of period/ year	1 557,5	1 034,4	1 446,6
Average Rand/US$ exchange rate	8,0319	10,9855	10,4778
Number of ordinary shares in issue (millions)	215,1	214,7	214,9
Weighted average number of ordinary shares in issue (millions)	215,0	214,3	214,5
Earnings per share (cents)			
- Basic	68,7	112,5	255,5
- Headline	64,6	111,2	250,5
- Diluted (basic)	68,4	110,8	254,9
- Diluted (headline)	64,6	109,7	250,1
Dividends per share (cents)	46,1	86,0	191,7
- Interim	46,1*	86,0	86,8
- Final	-	-	104,9

Income statement items were translated at the average exchange rate for the period/year.

* Proposed dividend

Supplementary information for convenience of users
Consolidated balance sheet
UNITED STATES DOLLAR EQUIVALENT

US $ millions	Reviewed as at 30 June 2003	Reviewed as at 30 June 2002	Audited as at 31 December 2002
ASSETS			
Non-current assets	2 506,8	1 249,5	1 887,8
Current assets	618,9	574,1	585,0
Total assets	3 125,7	1 823,6	2 472,8
EQUITY AND LIABILITIES			
Shareholders' equity	1 663,0	1 157,3	1 537,0
Non-current liabilities	685,0	354,1	534,0
Current liabilities	777,7	312,2	401,8
Total equity and liabilities	3 125,7	1 823,6	2 472,8
Closing Rand/US$ exchange rate	7,4838	10,3705	8,5775

Balance sheet items were translated at the closing exchange rate.

Supplementary information for convenience of users
Consolidated cash flow statement
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Reviewed Six months ended 30 June 2003	Reviewed Six months ended 30 June 2002	Audited Year ended 31 December 2002
Net cash from operating activities	34,9	146,2	598,1
Net cash used in investing activities	(354,7)	(152,2)	(494,7)
Net cash from/(used in) financing activities	203,1	(307,8)	(504,7)
Net decrease in cash and cash equivalents	(116,7)	(313,8)	(401,3)
Exchange rate translation adjustment	18,2	55,5	101,7
Cash and cash equivalents at beginning of year	184,2	483,8	483,8
Cash and cash equivalents at end of period/year	85,7	225,5	184,2
Average Rand/US$ exchange rate	8,0319	10,9855	10,4778

Cash flow items were translated at the average exchange rate for the period/ year.

* Less than US$ 50 000

A non cash transaction in the form of a finance lease for housing was concluded. During the period assets of $12,0 million (December 2002: $17,0 million) were acquired in terms of this transaction.

Supplementary information

Consolidated statistics (Unaudited)

Total operations		Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	649	513	544
Palladium	(US$/oz)	202	371	329
Rhodium	(US$/oz)	556	946	831
Nickel	(US$/lb)	3,62	2,91	3,03
Net sales revenue per Pt ounce sold	(US$)	899	819	829
Platinum revenue	(R/oz)	5 198	5 533	5 567
Palladium revenue	(R/oz)	1 614	4 036	3 403
Rhodium revenue	(R/oz)	4 460	10 387	8 683
Nickel revenue	(R/lb)	29,46	32,02	31,92
Net sales revenue per Pt ounce sold	(R)	7 222	8 995	8 690
Average Pt exchange rates achieved	(R : $)	8,0052	10,7842	10,2422
Exchange rates at end of period	(R : $)	7,4838	10,3705	8,5775
Profitability statistics				
Gross sales revenue per ton milled	(R)	441	669	703
Gross profit margin	(%)	25,6	49,5	46,5
Earnings before interest, taxation,	(R millions)	2 300,7	4 633,9	9 368,4

depreciation and amortisation (EBITDA)				
Operating profit to average operating assets	(%)	21,9	71,6	66,3
Return on average shareholders' equity	(%)	18,5	44,2	44,3
Return on capital employed	(%)	17,9	44,5	42,7
Interest bearing debt to shareholders' equity	(%)	30,7	-	-
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		575,1	1 419,0	2 794,2
Union Section		195,4	630,3	1 059,3
Amandelbult Section		1 007,8	2 060,9	3 886,2
Potgietersrust Platinums		312,1	518,5	926,1
Lebowa Platinum Mines		88,0	238,5	450,1
Steady state operating contribution		2 178,4	4 867,2	9 115,9
Bafokeng-Rasimone Platinum Mine		51,2	171,8	433,9
Rustenburg UG2 Project		(7,4)	67,3	451,4
Modikwa Platinum Mine		(12,3)	-	12,9
Consolidated operating				

contribution - all operations		2 209,9	5 106,3	10 014,1
Other costs		330,4	305,5	591,3
Gross profit on metal sales		1 879,5	4 800,8	9 422,8
Refined production from mining operations				
Platinum	(thousands) (oz)	897,9	1 043,3	2 238,5
Palladium	(thousands) (oz)	456,0	515,5	1 103,1
Rhodium	(thousands) (oz)	94,3	82,5	210,0
Gold	(thousands) (oz)	51,9	60,1	106,7
Nickel	(thousands) (tons)	10,1	9,2	19,4
Copper	(thousands) (tons)	6,2	5,1	10,5
PGM's	(thousands) (oz)	1 622,0	1 787,5	3 920,6
Refined production from purchases of metals in concentrate				
Platinum	(thousands) (oz)	17,2	-	12,6
Palladium	(thousands) (oz)	14,1	-	12,2
Rhodium	(thousands) (oz)	3,5	-	1,7
Gold	(thousands) (oz)	0,7	-	0,4
Nickel	(thousands) (tons)	0,1	-	-
Copper	(thousands) (tons)	0,1	-	-
PGM's	(thousands) (oz)	39,8	-	27,0
Total refined production				
Platinum	(thousands) (oz)	915,1	1 043,3	2 251,1
Palladium	(thousands) (oz)	470,1	515,5	1 115,3
Rhodium	(thousands) (oz)	97,8	82,5	211,7
Gold	(thousands) (oz)	52,6	60,1	107,1
Nickel	(thousands) (tons)	10,2	9,2	19,4
Copper	(thousands) (tons)	6,3	5,1	10,5
PGM's	(thousands) (oz)	1	1 787,5	3 947,6

		661,8		
Total concentrator platinum ounces	(thousands) (oz)	1 173,2	1 070,8	2 276,6

Commentary

SAFETY

Anglo Platinum has continued its intense focus on safety programmes and is pleased to report a further significant improvement in the lost-time injury frequency rate per 200 000 hours worked ("LTIFR") for the period under review. The LTIFR was 0,79 for the first half of 2003 compared with 1,49 for the same period in 2002. Most regrettably and notwithstanding the overall improvement in safety, 12 employees died at managed operations as a result of work related accidents.

The Board and management are committed to eliminating fatalities at work and maintain focus on this objective.

RESULTS SUMMARY

Platinum ounces in concentrate delivered to the Process Division rose by 9,6% over the equivalent period last year and amounted to 1 173 200 ounces. The increase is attributable mainly to the added contribution from mines in the ramp up phase - Modikwa, Bafokeng-Rasimone and phases 1 and 2 of the Rustenburg UG2 project.

Refined platinum production was negatively affected by a 205 000 ounce build-up of pipeline stocks in the Process Division, and amounted to 915 100 ounces for the six months to June 2003. The majority of the build-up is temporary and will be released in the second half of 2003.

The average rand/US dollar exchange rate for the six months to June 2003 was 26,9% lower than it was in the same period in 2002. Had the average rand/US dollar exchange rate been the same as that for the first half of 2002, gross sales revenue would have been R2,54 billion higher than the R7,35 billion recorded. Cost of sales rose by 18,0% or R0,80 billion mainly because of increased production from ramp-up operations and inflationary cost pressures. Headline earnings declined by 57,3% to R1,12 billion. Headline earnings per share decreased by 57,5% to 519 cents per share. Dividend cover has been maintained at 1,4 in line with last year, and accordingly a dividend of 370 cents per share has been declared.

OPERATIONS

Mining operations

The first six months of 2003 saw a pleasing increase in total production, with an additional
102 400 platinum ounces in concentrate delivered to the smelters. Total production was slightly below plan because of shortfalls at the Waterval Mine at Rustenburg Section and at Modikwa. These shortfalls were due to limited face availability resulting from development rates falling below plan.
Accelerated development plans are in place at both operations to address the backlog. Potgietersrust has successfully brought the Zwartfontein South pit into production and this has resulted in a significant improvement in the mine's head grade. The additional ounces from this source will assist in partly offsetting production shortfalls at Waterval Mine and Modikwa in the second half of 2003.
The increasing shift to UG2 mining at the steady state operations resulted in lower grade and associated lower concentrating recovery. This led to a 4,7% decrease in the ratio of concentrator platinum ounces produced to tons milled.
Mining costs
Cash on-mine costs at steady state operations increased by 14,6% to R3,03 billion. Expressed in terms of cost per ton milled the increase was 9,4%, slightly above inflation. This was achieved in the face of a 9,8% annual wage increase, above inflation increases in steel costs and costs to equalise retirement fund contribution rates across the Group. In addition the Group raised the level of expenditure in key areas such as safety, training and health. As a result of the lower grade and recovery arising from increased UG2 production, the cash cost per platinum ounce increased by 14,5%.
Cash on-mine costs at ramp-up operations increased by R463,3 million due to higher production.
PROCESS OPERATIONS
The smelting operations have undergone substantial change over the past six months.
Three significant capital plants were commissioned and are in the process of being ramped up - the Polokwane Smelter, the ACP Converter and the slag cleaning furnace. In addition the smelter leasing arrangements with Xstrata were terminated. The combination of these activities caused a temporary stock build-up during June which resulted in material being transferred to the magnetic concentration plant at the base metal refinery too late to be processed into refined metal by the end of the reporting period.
The base and precious metals refineries performed well. During June, the combination of the late release of metal from

Waterval Smelter and certain technical challenges arising from the processing of different sources of matte caused a temporary build-up in process stocks.

The total increase in pipeline stock was equivalent to 205 000 ounces. Approximately 20% of the increase is the expected absorption by the ACP convertor and Polokwane Smelter and the remainder is temporary and will be released over the next few months.

Process costs

As previously advised, the old convertors and acid plant at Waterval Smelter are continuing to operate to provide dual processing capability during the ACP Converter build-up. Together with the commissioning of the Polokwane Smelter this resulted in an increase in cash smelting costs of R134,7 million to R416,9 million, an increase of 47,7%. Smelting capacity is now greater than the mines' short term requirements and consequently unit costs per ton smelted will remain high until increased concentrate deliveries from the expansion programme result in closer matching of capacity to actual throughput.

Cash treatment and refining costs increased by 4,7%, from R361,6 million to R378,7 million.

Operations costs

The steady state cash operating cost per refined platinum ounce, adjusted to take into account the build-up in pipeline stocks, increased by 14,8%.

FINANCIAL RESULTS

Gross sales revenue decreased by R2,35 billion to R7,35 billion. The decrease was caused primarily by the stronger rand (R2,54 billion) and lower sales volumes (R0,09 billion), partly offset by an increase in US dollar revenues for metals sold (R0,28 billion). The net sales revenue per platinum ounce sold ("basket price") decreased by 19,7%, from R8 995 in the first half of 2002 to R7 222 in the first half of 2003.

Cost of sales rose by R0,80 billion to R5,27 billion.

Cash mining, smelting and refining costs increased by R1,00 billion to R4,96 billion as explained in the Operations commentary.

Purchases of metal in concentrate amounted to R126,3 million.

Amortisation of operating assets rose by R170,9 million with the addition of amortisation charges for Modikwa, the Polokwane Smelter and the ACP Converter, which were not operating in the first half of 2002. Increased ongoing capital expenditure has also contributed to a general increase in amortisation charges across the operations.

The value of metals in inventory increased by R665,9 million during the six months to June 2003, primarily because of the increase in pipeline stocks. The valuation incorporated an amount of R447,1 million in respect of a change in the accounting policy for metal inventories which now includes values for all metal at the smelters, whereas previously only metal suitable for despatch to the magnetic concentration plant was included. The change, which increased earnings for the first half of 2003 by approximately R299,1 million, was necessary to account for concentrate purchases from joint venture partners and also to more properly match the cost of sales with sales revenue during a period when an appreciable change in smelter stocks occurred.

Other net income in the first half of 2003 amounted to R25,5 million compared with other net expenditure of R494,0 in the first half of 2002. This primarily reflects lower foreign exchange losses resulting from a lower appreciation of the rand than in the previous period, profits realised on commodity contracts and a higher profit on the disposal of mineral rights.

Net interest paid during the review period amounted to R19,5 million, compared with interest received of R107,4 million in the first half of 2002, as a result of the Group moving into a borrowed position. Interest paid is net of R51,3 million of interest on borrowings allocated to capital projects under construction.

CAPITAL EXPENDITURE

Capital expenditure amounted to R3,05 billion (2002: R2,48 billion). Expenditure to maintain operations increased from R0,63 billion to R1,48 billion owing to increased expenditure on projects to replace production at steady state mines, including the Rustenburg UG2 Phase 2 project. Expansion capital expenditure amounted to R1,52 billion (2002: R1,85 billion). Capital commitments at 30 June 2003 amounted to R2,78 billion (June 2002: R1,53 billion).

Following a focused capital optimisation programme, the Group has revised its total capital spend for the year from R7,7 billion down to R7,0 billion. The Group will continue to ensure that, where possible, capital expenditure is deferred without adversely affecting planned production levels.

NET DEBT (BORROWINGS LESS CASH RESERVES)

During the six months ended 30 June 2003 the Group moved from a net cash position of

R1,44 billion to a net debt position of R3,17 billion - a net outflow of R4,61 billion. Cash generated by operations amounted

to R1,64 billion (2002: R4,18 billion). Payments consisted mainly of capital expenditure totalling R3,05 billion (2002: R2,48 billion), dividends of R1,94 billion (2002: R3,43 billion) and taxation of R1,28 billion (2002: R2,55 billion).

Borrowings as at 30 June 2003 are made up primarily of short-term debt facilities. Discussions with external financiers and with Anglo Platinum's major shareholder, Anglo American plc with a view to structuring an appropriate financing package to meet the funding required for the company's expansion programmme in the face of reduced cash inflows, caused primarily by the sustained strength of the South African Rand are well advanced.

NEW MINERALS LEGISLATION, EMPOWERMENT OF HISTORICALLY DISADVANTAGED SOUTH AFRICANS and progress on social upliftment programmes

Anglo Platinum continues to work closely with the Department of Minerals and Energy and good progress is being made towards meeting the challenging ownership and attributable production requirements of the Mineral and Petroleum Resources Development Act and Broad Based Economic Empowerment Charter. In addition, the Group advises that the mining licenses applied for on the Eastern Limb have been granted. Several significant ventures with Historically Disadvantaged South African (HDSA) partners have commenced, and other agreements are being negotiated.

The Group is very concerned about the impact of the Mineral and Petroleum Royalty Bill on existing operations and new projects. Representations have been made to the Department of Finance regarding matters of concern and there is ongoing interaction with government in this regard.

Social upliftment programmes, the provision of anti-retroviral treatment for employees with AIDS, development of small and medium HDSA enterprises and employment equity targets are all being vigorously pursued as part of the Group's commitment to broad based economic empowerment initiatives.

PROJECTS

Anglo Platinum believes that the expansion programme target to produce at the rate of 3,5 million ounces of refined platinum per year by the end of 2006 remains appropriate in view of market demand fundamentals. Clearly the viability of projects needs to be evaluated in view of changing market parameters, such as the strong rand when compared to the US dollar, and this may affect project scheduling and the time taken to bring new projects on stream. Progress on the major projects is as follows:

- Rustenburg UG2 Project:
- Phase 1: The project consists of the 400 000 tons per month Waterval UG2 concentrator processing ore from the new Waterval Mine as well as the Brakspruit, Bleskop and Paardekraal shafts. Production has continued to build up, albeit at a slower rate than planned for 2003 because of limited face availability resulting from below plan development at the Waterval Mine. An accelerated development programme is in place to address this. The ore upgrading project will be commissioned in the second half of 2003.
- Phase 2: This phase consists of two new decline shafts at Boschfontein as well UG2 production from the existing Frank and Townlands shafts. The UG2 Waterval concentrator will be expanded to process the additional 400 000 tons per month of UG2 ore that will be produced when all of the shafts are operating at capacity. Development at Frank and Townlands shafts is proceeding on plan and portal excavation at the Boschfontein East and West declines is complete. UG2 production at Frank and Townlands has commenced as planned.
- Bafokeng-Rasimone: The mine has made steady progress during the first half of 2003. Grade and recovery have improved materially compared with the first half of 2002 and platinum ounces delivered to smelting operations has increased by 14,4%.
- Modikwa Platinum Mine: Build-up in run of mine ore was below plan owing to limited face availability. Development rates are improving and production rates are expected to be in line with the plan by the end of the year. The concentrator continues to perform well.
- Anglo Platinum Converting Process ("ACP") Project: Matte converting operations in terms of phase 1 commenced at the beginning of 2003. Commissioning has progressed in line with plan and management remains confident that the project will achieve design parameters, including the restriction of sulphur emissions to 20 tons per day by the end of 2004. In addition design work on phase 2 of the project, which includes a second convertor, is well advanced. Commissioning difficulties with reverts handling during the transition from the leased Xstrata smelter to the slag cleaning furnace caused a build-up in material that was mostly cleared from the smelters by the end of June 2003.
- Polokwane Smelter: Throughput build-up is progressing exceptionally well. Some logistical problems were experienced with handling and storage of furnace matte. These are not considered major and will be resolved in the second half of the year.

- Twickenham Platinum Mine: Access development operations and surface earthworks are well under way. Full contractor site establishment is complete.
- Rustenburg Tailings Retreatment: Construction is on schedule and the plant is expected to commence commissioning in the first quarter of 2004.

The following major projects were announced in the six months to June 2003:

- The venture with Aquarius Platinum (SA) to jointly mine adjacent properties: Certain mining assets will be pooled and operated with both parties sharing equally in the proceeds. While Anglo Platinum will start to treat concentrate from the venture only in 2005, the Group will share in profits from the commencement of the venture in November 2003. The project is expected to require capital expenditure of R750 million in 2003 terms, and will produce 280 000 ounces of platinum at full production.
- The Unki Project: Negotiations are underway for Anglo Platinum to obtain a majority shareholding in this project from Anglo American Corporation Zimbabwe Limited. The project entails the development of an 85 000 ton per month mine on Zimbabwe's Great Dyke near Gweru. At full capacity, the mine will produce concentrate containing the equivalent of 58 000 ounces of refined platinum per year. The concentrate produced by the mine will be smelted and refined by Anglo Platinum in South Africa.

DIVIDEND

The Board has declared an interim cash dividend of 370 cents (2002: 900 cents) per ordinary share.

The Group is committed to large capital expenditures for several years in order to increase production volumes. During this period cash generated by operations may vary considerably depending on short-term metal prices and the rand/US dollar exchange rate. The declaration of cash dividends will continue to be considered by the Board in conjunction with an evaluation of current and future funding requirements, and will be adjusted to levels considered appropriate at the time of the declaration. Dividends will be paid out of cash generated from operations.

PROSPECTS

Production from the mines is expected to continue increasing in the second half of the year and, boosted by the release of much of the pipeline build-up will result in a significant increase in refined production in the second half of the year. However, the shortfall in mines' production in the first half of 2003

will not be recovered and there is a risk that pipeline stocks at the end of the year will still be higher than planned. As a result, it is anticipated that refined platinum production for 2003 will be in the region of 2,3 million ounces.

The PGM markets over the last few months have settled into fairly stable trading ranges and these are expected to continue.

Industrial demand for platinum remains firm. Jewellery demand in China is encouraging despite the current relatively high price level and has largely recovered from the setback created by the measures taken to control SARS.

Palladium demand is firm and is expected to increase as destocking by autocatalyst manufacturers tapers off. In spite of this, the current price is weak and will be determined by Russian supply patterns. The announcements by some automobile companies that they are considering returning to a higher percentage use of palladium in their mix of PGMs is welcomed.

Notwithstanding the planned increase in volumes, earnings for the full year ending December 2003 will be significantly lower than those for the year ended December 2002 as a result of the stronger rand/US dollar exchange rate.

R Havenstein B E Davison Johannesburg
(Chief Executive Officer) (Chairman) 29 July 2003

Report of the independent auditors

To the members of
Anglo American Platinum Corporation Limited

We have reviewed the accompanying summarised consolidated financial statements included in the interim report of Anglo American Platinum Corporation Limited and its subsidiaries for the six months ended 30 June 2003, set out on pages 1 to 11. This interim report is the responsibility of the Company's directors. Our responsibility is to issue a report on this interim report based on our review.

Scope

We conducted our review in accordance with the statement of South African Auditing Standards applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the interim financial information is free of material misstatement. A review is limited primarily to enquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards applicable to interim financial reporting and the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

29 July 2003

Declaration of interim ordinary dividend (No. 101)

Notice is hereby given that an interim dividend of 370 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ending 31 December 2003. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 29 August 2003.

The salient dates for the interim ordinary dividend are as follows:

Salient Dates for South Africa and United Kingdom2003

Last day to trade (cum dividend)Friday, 22 August

First day of trading (ex dividend)Monday, 25 August

Currency conversion date (for sterling payments from London)Tuesday, 26 August

Record dateFriday, 29 August

Payment dateWednesday, 3 September

Share certificates may not be dematerialised or re-materialised between Monday, 25 August 2003 and Friday, 29 August 2003, both days inclusive, nor may transfers take place between the South African and United Kingdom share registers during this period.

On Wednesday, 3 September 2003, the dividends will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 3 September 2003 will be posted on that date. Dematerialised shareholders will have their accounts at their CSDP or broker credited on 3 September 2003.

Shareholders registered on the United Kindom section of the register will be paid the dividend in pounds sterling at the rate of exchange determined on Tuesday, 26 August 2003.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday, 27 August 2003.

The dividend is payable subject to conditions which may be inspected at or obtained from the Company's Johannesburg office or from its London Secretaries.

By order of the Board

R A Venter

Company Secretary

Johannesburg

29 July 2003

Administration

EXECUTIVE DIRECTORS
R Havenstein (Chief Executive Officer),
J A Dreyer, D T G Emmett, R G Mills, B E Ngubane,
R H H van Kerckhoven (Belgian), A I Wood (British)
NON-EXECUTIVE DIRECTORS
B E Davison (Chairman), L Boyd, M W King, W A Nairn, A J Trahar
INDEPENDENT NON-EXECUTIVE DIRECTORS
T A Wixley (Deputy Chairman), C B Brayshaw, B A Khumalo, THNyasulu
ALTERNATE DIRECTORS
A H Calver (British), J M Halhead (British)
P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren
Company Secretary
R A Venter
REGISTERED OFFICE
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111
Telephone +27 11 373-6111
SOUTH AFRICAN REGISTRARS
Computershare Limited,
(Registration No. 2000/006082/06),
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145
Telephone +27 11 370-7700
LONDON SECRETARIES
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London,
SW1Y 5AN, England
Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, The Registry, 34 Beckernham Road
Beckenham, Kent, BR3 4TU, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

17 September, 2003

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 8 August 2003 – A sound performance for the six months to 30 June 2003.
- Press Release dated 4 September 2003 – Anglo American Welcomes Tribunal Ruling.
- Press Release dated 17 September 2003 – Anglo American mandates HSBC and The Royal Bank of Scotland as joint lead managers and bookrunners for bond offering.
- Notification of interests of directors and connected persons dated 2 September 2003; 12 September 2003; 16 September 2003.
- Notifications concerning interests in ordinary shares dated 29 July and 5 August 2003.
- Notification of listings dated 27 August 2003.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant

Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

8 August 2003

A sound performance for the 6 months to 30 June 2003

- Headline earnings per share increased by 2% to 61 US cents despite weakness of the US dollar.
- Strength from product and geographic diversity.
- Outstanding contribution from Diamonds, up 49%, strong performances from European Paper and Packaging and Industrial Minerals, more than offset reduced earnings from Platinum, Gold and Coal.
- Geographic headline earnings significantly altered:

	H1 2003	H12002
Europe	30%	21%
South Africa	30%	54%
North & South America	12%	7%
Rest of World	28%	18%

- Further cost savings and efficiency improvements of $127 million achieved.
- Strong cash generation: EBITDA[1] up 9% at $2.4 billion; EBITDA interest cover of 14 times; annualised EBITDA return on total capital 19%.
- $6 billion expansion programme in progress.
- Interim dividend maintained at 15 US cents per share.

HIGHLIGHTS FOR THE SIX MONTHS TO 30 JUNE 2003 US$ million except per share amounts	**6 months ended 30.06.03**	**6 months ended 30.06.02**	**Change**
Turnover	**12,076**	9,567	26%
Total operating profit for the period	**1,534**	1,581	(3)%
Total operating profit before operating exceptional items	**1,546**	1,565	(1)%
Profit for the period	**760**	767	(1)%
Profit for the period before exceptional items	**762**	762	–
Headline earnings for the period [2]	**856**	840	2%
Net operating assets [3]	**24,012**	17,073	41%
Net cash inflow from operating activities	**1,286**	1,381	(7)%
Capital expenditure	**1,172**	850	38%
Earnings per share (US$):			
Profit for the period	**0.54**	0.54	–
Profit for the period before exceptional items	**0.54**	0.54	–
Headline earnings for the period	**0.61**	0.60	2%
Dividend for the period (US cents per share)	**15**	15	–

[1] EBITDA is operating profit before exceptional items plus depreciation and amortisation of subsidiaries and share of EBITDA of joint ventures and associates.
[2] See note 6 for basis of calculation of headline earnings.
[3] See note 2 for definition of net operating assets.

Tony Trahar, Chief Executive, said:

"The increase in headline earnings, against a backdrop of a weak US dollar, and a significantly stronger South African rand, was an impressive performance during a challenging first six months of the year. Particularly pleasing were the strong performances from Diamonds, Paper and Packaging and Industrial Minerals which more than offset the lower contributions from Platinum, Gold and Coal. The emphasis on reducing costs and improving efficiencies across the Group is continuing to yield significant results and contributed materially to the improved performance. We continue to deliver value from the acquisitions and new projects undertaken in recent years and are ahead of projections in realising synergies from the integration of the Disputada copper operations in Chile, acquired last year.

Growth opportunities, both organic and through acquisition, will continue to be pursued actively. Anglo American has one of the largest, high quality project pipelines in the resources sector, with $6 billion of approved projects underway. A number of major projects are coming to fruition this year.

While geopolitical tensions have reduced somewhat following the cessation of the Iraq war and equity markets have risen strongly since March this year, the low growth forecasts for the US, Japan and much of Euroland remain of concern. Against this background and the prospect of a continued strong rand/dollar exchange rate, the outlook for our key businesses remains challenging."

First half results – overview

Headline earnings for the first half of 2003 of $856 million (61 US cents per share) were 2% higher than the corresponding period in 2002, reflecting again the benefits of the Group's diversified asset base and broad product mix. This robust performance came on the back of an outstanding performance by De Beers, strong contributions from Paper and Packaging and Industrial Minerals and an improved contribution from Base Metals. These results more than compensated for the significant impact of the stronger South African rand, which appreciated by some 27% against the US dollar compared with the first six months of last year.

Lower earnings were recorded by Anglo Platinum, AngloGold and the Coal business, due in the main to the impact of the firming of the South African rand against the US dollar. Platinum's earnings were also impacted by a temporary increase in pipeline stock levels from new projects, while lower export coal prices also affected the contribution from Coal.

The Group's geographic sources of headline earnings altered significantly, mainly as a result of the strong performances of the European based Industrial Minerals and Paper and Packaging operations, as well as the weakness of the US dollar. Europe contributed some 30% of such earnings (21% in the first half of 2002), South Africa 30% (54%), North and South America 12% (7%) and the Rest of the World 28% (18%).

First half developments

A number of significant projects were completed in the first six months of the year. In May, the first metal was produced at the wholly owned Skorpion zinc mine in Namibia, expected to be one of the lowest cost zinc producers in the world. The $454 million project, announced in 2001, has been completed within budget and the mine is expected to produce 150,000 tonnes of zinc per annum when it reaches full production at the end of 2004.

The new $147 million Copebrás phosphate fertiliser plant in the state of Goiás, Brazil, was officially opened in April by the President of Brazil. Fertiliser production will increase by 455,000 tonnes a year, significantly enhancing Copebrás' position in Brazil's agribusiness markets.

The $26 million upgrade of Mondi's Merebank PM2 uncoated woodfree paper machine in KwaZulu Natal, South Africa, was completed successfully in the first half of the year and will increase annual production by 40,000 tonnes.

Restructuring in Base Metals continued in line with its strategy of focusing on long life, low cost operations and projects and disposing of smaller non-core assets. Anglo American disposed of its investments in Anaconda Nickel in Australia in January, and in Bindura Nickel in Zimbabwe in July. Also in July, agreement was reached to purchase Ivernia West's 50% equity interest in Lisheen which included a cash consideration of $1.8 million. On completion, and following the refinancing of its debt structure, Lisheen will be a debt-free, wholly owned subsidiary of Anglo American. The integration of the Disputada copper mine in Chile, acquired in November 2002, is proceeding well, with annualised cost savings amounting to some $15 million and the first half operating profit contribution of $46 million, in line with budget.

During the period, Anglo American increased its stake in Anglo Platinum to 72.25%, as part of its ongoing programme of buying shares in the market from time to time.

Anglo American's strategic objective of securing a meaningful interest in South Africa's iron ore sector is still subject to approval by the country's Competition Tribunal. Following the disposal of the stake in Avmin earlier this year, Anglo American is focusing on Kumba, the largest iron ore producer in South Africa (and the fifth largest in the world) where it has an equity interest of 20.1%. The acquisition of further shares in Kumba is subject to Competition Tribunal approval.

In August, AngloGold and Ashanti Goldfields Company Limited announced a proposed merger of the two companies. Anglo American has confirmed its full support for the proposed transaction, which, if approved, would dilute Anglo American's shareholding in the merged entity from 51.4% to 44.5%, but in a larger, more diversified gold company with an enhanced reserve base. The Securities Regulation Panel of South Africa has granted to Anglo American an exemption from making a mandatory offer to AngloGold minority shareholders should Anglo American acquire AngloGold shares to increase its holding to above 50% in less than 12 months.

Other developments during the first half included the launch of Anglo American's inaugural euro-denominated benchmark bond offering, through Anglo American Capital plc. The five-year bond raised €1.0 billion, with a coupon of 3.625%, and was swapped into floating rate US dollars at a current all-in cost of approximately 1.75% per annum. The funds have been used to repay existing bank debt.

Going for growth

Anglo American's $6 billion expansion programme is one of the largest in the resources sector.

Anglo Platinum's $2 billion expansion programme to increase production by 75% to 3.5 million ounces of platinum by 2006 is proceeding satisfactorily, although a build-up of metal in process in the new plants resulted in reduced production of refined metal during the period under review. Most of this is expected to be released in the second half of the year. The viability and scheduling of Anglo Platinum's projects will continue to be evaluated in the context of changing market conditions and currency parameters.

AngloGold announced a $117 million expansion of its TauTona mine in South Africa, which will deliver an additional 1.8 million ounces over the next ten years. The mine currently produces around 640,000 ounces a year.

In March, Anglo American announced that its Paper and Packaging business (renamed from Forest Products, to more accurately reflect the nature of its business) is to proceed with a $221 million expansion and modernisation of its Richards Bay mill in KwaZulu Natal in South Africa, increasing capacity for bleached eucalyptus pulp production by some 40%. The project is expected to be completed by April 2005. At the Ruzomberok pulp and paper mill in Slovakia, a $233 million expansion project, covering the rebuild of PM18 and modernisation of the pulp mill, is on track for completion. The project will increase annual output by 100,000 tonnes of paper in 2004 and 103,000 tonnes of pulp in 2005.

A number of projects are due to come on line later this year. The $173 million cement plant at Buxton in Derbyshire is due to be completed in 2003, with the first firing of the kiln anticipated by year-end. The new

cement plant will increase production by 425,000 tonnes per year. The Kleinkopje and Greenside coal expansion projects in South Africa are also due to commence production later this year and will increase coal production by some 2.3 million tonnes a year. In Base Metals, the Hudson Bay 777 mine and shaft will commence production in the second half, five months ahead of schedule and within budget.

In July, Anglo Coal and Sasol announced the development of the Kriel South coal reserves in South Africa, which are expected to yield an estimated 200 million tonnes of thermal coal over 20 years. Anglo Coal will invest $65 million in the project which is due to commence production in 2005.

Black Economic Empowerment

The Group continues to make good progress in South Africa in terms of Black Economic Empowerment. In May, the disposal of its 34.5% holding in Avmin to a consortium comprising African Rainbow Minerals Gold Limited and Harmony Gold Mining Company Limited (Harmony) was announced, for an aggregate cash consideration of $231 million. In July, Anglo American disposed of its 11.5% stake in Avgold Limited to Harmony for $80 million.

The South African Money Bill

The relatively high royalty levels proposed for mineral commodities in South Africa in the draft Money Bill have caused concern within the mining industry, in particular regarding the proposed rates for diamonds, platinum and gold. Anglo American believes that in some sectors the proposals may both damage the international competitiveness of existing operations and reduce the relative attraction of South Africa as an investment destination. The Group is engaging with the South African authorities as part of industry efforts to achieve a reasonable outcome.

HIV/AIDS

Good progress has been made in rolling-out anti-retroviral therapy (ART) for those employees infected with HIV/AIDS in South Africa. Access to drugs at preferential rates has been secured, treatment protocols have been established with the advice of South African clinicians and the London School of Hygiene and Tropical Medicine and training of managers and medical staff has been undertaken. Early indications of the impact from the treatment have been encouraging. Approximately 500 employees are already receiving ART. Anglo American is actively seeking to extend treatment to dependants and local communities through partnerships with government, trade unions, NGOs and international funding organisations.

Dividend

An unchanged interim dividend of 15 US cents has been declared.

Outlook

While geopolitical tensions have reduced somewhat following the cessation of the Iraq war and equity markets have risen strongly since March this year, the low growth forecasts for the US, Japan and much of Euroland remain of concern. Against this background, and with the prospect of a continued strong rand/dollar exchange rate, the outlook for Anglo American's businesses remains challenging.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Note: Throughout this press release '$' means United States dollars.

OPERATIONS REVIEW

Highlights

Despite the weakness of the US dollar, headline earnings per share for the six months to 30 June 2003 were 61 US cents per share, an increase of 2% over the corresponding prior period. This reflects the strong performance of many of the Group's businesses. Diamonds, Paper and Packaging, and Industrial Minerals performed well. The Group's product and geographic diversity, with contributions to headline earnings from Europe 30%, South Africa 30%, North and South America 12% and Rest of World 28%, demonstrated its benefits during a period of difficult market conditions combined with the weakening of the US dollar. The average exchange rate for the rand/US dollar of 8.03 reflects a 27% strengthening of the South African rand compared to the prior period.

Profit for the financial period was $760 million compared with $767 million in the prior period. Excluding exceptional items, earnings per share were 54 US cents for the six months to June 2003, in line with the first half of 2002.

Platinum

$ million	**6 months ended 30.06.03**	6 months ended 30.06.02
Total operating profit	**204**	389
Headline earnings	**107**	158
Net operating assets	**4,803**	2,623
Capital expenditure	**394**	229
Share of Group headline earnings (%)	**13%**	19%
Share of Group net operating assets (%)	**20%**	15%

Anglo Platinum's operating profit fell sharply to $204 million, $185 million lower than in the first half of 2002. This resulted primarily from the strengthening South African rand, which significantly increased operating costs in dollar terms, combined with a rise in costs from higher production volumes at ramp-up mining and smelting operations. Headline earnings reduced from $158 million to $107 million.

The average dollar basket price of metals sold was slightly above that of the same period in 2002, with the benefit of a higher platinum price largely offset by lower palladium and rhodium prices. The average realised price for platinum of $649 per ounce was $136 higher than the same period in 2002. However, realised palladium and rhodium prices were significantly down at $202 per ounce for palladium (2002: $371) and $556 per ounce for rhodium (2002: $946).

The contained platinum output from mining operations was 9.6% higher, reflecting rising output from the Rustenburg UG2, Modikwa and Bafokeng-Rasimone mining operations. However, the simultaneous commissioning of the ACP convertor, the slag cleaning furnace and Polokwane smelter caused a temporary increase in pipeline stock levels that resulted in reduced production of refined metal. Refined platinum production (including attributable Northam Platinum output) amounted to 933,300 ounces. Platinum output from mining operations is expected to continue to increase in the second half of the year and the temporary lock-up of metal in the newly commissioned metallurgical facilities will be reduced by year-end, resulting in significantly higher refined production for the latter six months.

In June, the company announced a venture with Aquarius Platinum (SA) whereby certain mining assets will be pooled and operated together, with both parties sharing equally in the proceeds. This project is expected to require capital expenditure of approximately $100 million in 2003 terms, and is likely to produce 280,000 ounces of platinum per annum at full production.

Anglo Platinum believes that the expansion programme target to produce at the rate of 3.5 million ounces of refined platinum per year by the end of 2006 remains appropriate in view of market demand fundamentals. The viability of projects will continue to be evaluated in the context of changing market parameters, such as sustained strength of the rand, and this may affect project scheduling and the time taken to bring new operations on stream.

Gold

$ million	**6 months ended 30.06.03**	6 months ended 30.06.02
Total operating profit	**180**	197
Headline earnings	**82**	100
Net operating assets	**2,675**	2,018
Capital expenditure	**117**	107
Share of Group headline earnings (%)	**10%**	12%
Share of Group net operating assets (%)	**11%**	12%

AngloGold's operating profit for the first half of 2003 was 9% lower at $180 million. Headline earnings were down by 18% to $82 million mainly because of the firmer South African currency.

AngloGold's production at 2.8 million ounces was marginally up on the corresponding period last year, though at a lower grade, primarily at Geita and Great Noligwa. Total cash costs increased from $156 to $217 per ounce mainly owing to the weakening of the US dollar against the local currencies in which AngloGold operates, which had a significant negative impact on costs, margins and earnings. However, these effects were more than compensated by an 18% increase in the realised dollar gold price.

The company continued to reduce its net hedge position as the dollar gold price maintained its strength. The hedge book was drawn down against the first half of 2002 by 17% (1.8 million ounces) to 8.7 million ounces. This reflects AngloGold's stated policy in respect of hedging: "this is a risk-management tool which the company has successfully used to underpin its revenue stream and which will be employed and, where necessary, moderated, as the market and its operating circumstances require. Under present circumstances, AngloGold will continue to deliver into maturing sales contracts, further reducing the company's forward sales position." The AngloGold board has decided to change the targeted level of hedging commitments from 50% to 30% of five years' production.

In the United States, AngloGold concluded the sale in June of its 70% interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. Queenstake accepted full closure and reclamation liabilities and posted surety bonds totalling $33 million with the regulatory agencies. Permits for the operation of the mine were transferred to Queenstake with effect from 30 June 2003.

In August, AngloGold and Ashanti Goldfields Company Limited, following an announcement in May that the two parties were in discussions, announced the detailed terms and conditions of a proposed merger of the two companies. It is proposed that the merger will be implemented at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares or global depository securities. In particular, the merger is conditional upon the support by, as well as certain regulatory and other consents of, the Government of Ghana, a substantial shareholder and regulator of Ashanti. To this end, the Government of Ghana has appointed a consortium of advisors to advise it in considering the terms of the proposed merger. AngloGold welcomes this appointment as an important step forward and hopes to have clarity on the views of the Government by mid September.

Diamonds

$ million	6 months ended 30.06.03	6 months ended 30.06.02
Total operating profit	**378**	242
Headline earnings	**248**	166
Share of Group headline earnings (%)	**29%**	20%

Attributable operating profit from De Beers of $378 million was 56% higher than the prior corresponding period. Headline earnings of $248 million were 49% higher.

The diamond industry started 2003 in a cautiously optimistic mood. Retail sales in the first two months were encouraging but then lost momentum as the global economy slowed sharply. War in Iraq and the impact of the SARS virus on Asian economies undermined consumer confidence. More recently, retail sales have shown signs of recovery in line with growing consumer confidence and global retail sales of diamond jewellery for the first six months are anticipated to at least match those of the first half of last year.

Throughout the first six months, demand for rough diamonds from the cutting centres was strong, largely owing to a willingness to hold higher levels of inventory as interest rates continued to decline. Sales by The Diamond Trading Company, the marketing arm of De Beers, totalled $2,920 million, 2.75% higher than the equivalent period in 2002. There was a marked reduction in diamond stocks of more than $600 million during the period, while operating cash flow generated $1.1 billion.

In view of the exceptionally strong operating cash flow generated in the two-year period to June 2003, De Beers has decided to refinance its existing bank facilities by replacing the existing term loan and revolving credit facilities, arranged on leveraged buy-out terms, with a five-year $2.5 billion Syndicated Multi-Currency Revolving Credit facility on standard commercial terms. Syndication was launched on 26 June and has been successfully completed.

De Beers and the Russian diamond producer Alrosa have continued to engage in constructive dialogue with the European Commission to address the Commission's concerns relating to the five-year trade agreement jointly notified to the Commission for clearance in March 2002.

Provided the strong demand for rough diamonds continues through the second half, De Beers' results for the year as a whole should be ahead of the previous year.

Coal

$ million	6 months ended 30.06.03	6 months ended 30.06.02
Total operating profit	**172**	232
South Africa	**54**	144
Australia	**74**	57
South America	**29**	29
United Kingdom	**15**	2
Headline earnings	**107**	142
Net operating assets	**1,904**	1,680
Capital expenditure	**74**	41
Share of Group headline earnings (%)	**13%**	17%
Share of Group net operating assets (%)	**8%**	10%

Anglo Coal's operating profit was $172 million, 26% lower than for the first half of 2002. Headline earnings of $107 million were 25% down, mainly owing to lower export prices and exchange impacts arising from the continued strengthening of the rand and the Australian dollar.

Operating profit for South African sourced coal fell by 53% to $69 million. Headline earnings mirrored this drop, declining by 54% to $37 million, mainly as a result of significantly lower export prices, which were 19% down on a year ago, and the weaker US dollar. This was partially offset by strong cost control. Sales volumes increased by 8% to 25 million tonnes. The Kriel South project has been approved by the Competition Tribunal and production is scheduled to commence in 2005. The Kleinkopje and Greenside expansions are in their final stages and will be completed during 2004.

In Australia, operating profit rose by 29% to $74 million owing to strict control of operating costs and improved production performances at Moranbah North and Dartbrook. The average price of thermal coal fell by 2% and coking coal remained at similar levels to last year. Total attributable sales tonnes were slightly down on last year mainly because of weak domestic demand. On average, the Australian dollar appreciated against the US dollar by 15% compared with the corresponding period a year ago. This was partially offset by favourable exchange rate hedges taken out earlier in the year. Work continues on the development of the Grasstree, Kayuga and Theodore projects.

In Colombia, synergies achieved as a result of merging the two operations in 2002 continue to exceed expectations. Cerrejón has now embarked on the expansion of the operation to 28 million tonnes per annum. The Carbones del Guasare operation in Venezuela was negatively affected by political events in that country during the first half of 2003 – initially, by the national strike at the beginning of the year and, more recently, by the problems administering the exchange controls imposed at that time. The operation has, however, received assurances from the authorities that this situation is being addressed.

Base Metals

$ million	**6 months ended 30.06.03**	6 months ended 30.06.02
Total operating profit/(loss) before exceptional items	**98**	81
Copper	106	66
Nickel, Niobium, Mineral Sands	47	43
Zinc	(44)	(20)
Other	(11)	(8)
Exceptional items	–	46
Total operating profit after exceptional items	**98**	127
Headline earnings	**60**	37
Net operating assets	**3,933**	1,939
Capital expenditure	**155**	146
Share of Group headline earnings (%)	**7%**	4%
Share of Group net operating assets (%)	**16%**	11%

Base Metals' operating profit was $98 million against $81 million (excluding the $46 million profit arising from the sale of Salobo) in the first half of 2002. Headline earnings of $60 million were 62% higher.

Having started the year positively, base metal prices, with the exception of nickel, slipped lower, initially on fears of a protracted Iraq conflict and subsequently owing to concerns about the impact of the SARS virus on Chinese demand. Although prices have subsequently firmed, economic indicators continue to be mixed and any improvement in base metal prices is expected to remain muted until there is clear evidence of a more robust and sustained economic upturn.

The copper price averaged 74.9 US cents/lb (2002: 71.8 US cents/lb). Attributable copper production amounted to 350,000 tonnes (2002: 232,500 tonnes), generating operating profits of $106 million (2002: $66 million), of which Disputada, which was acquired in November 2002, contributed $46 million. The integration of Mantos Blancos and Disputada in Chile has proceeded faster than originally budgeted, with annualised savings of over $15 million identified to date, and the original estimate of synergies (with a net present value of $100 million) is likely to be exceeded.

The nickel, niobium and mineral sands division benefited from buoyant nickel prices which averaged 379 US cents/lb compared with 298 US cents/lb a year earlier. Nickel production totalled 12,000 tonnes (2002: 14,400 tonnes). There were improved performances from Codemin in Brazil and from Venezuelan producer Loma de Níquel, which achieved design throughput in May 2003, offsetting the lack of production from the holding in Tati which was sold in 2002. Continuing political instability in Venezuela, and the recent introduction of foreign exchange controls, have necessitated active management but, to date, have not materially impacted operations at Loma de Níquel. Catalão produced 1,700 tonnes of niobium (2002: 1,700 tonnes) but demand remained subdued. Prices at Namakwa Sands in South Africa remained reasonably firm, but lower recoveries and throughput resulted in lower production of zircon (4,900 tonnes lower) and rutile (2,100 tonnes less). Slag production of 73,800 tonnes, although in line with 2002 production, was also disappointing.

Zinc production rose to 159,500 tonnes (2002: 98,800 tonnes), but continuing low prices (35.4 US cents/lb compared with 35.7 US cents/lb in 2002) resulted in an operating loss of $44 million (2002: $20 million loss). Operating performance at Hudson Bay in Canada continued to improve but financial performance was adversely impacted by higher than budgeted costs, in part driven by oil prices and adverse currency movements. In Ireland, at the Lisheen mine (now accounted for on a 100% basis), production was above design capacity but at slightly lower grades. In South Africa, output at Black Mountain was slightly lower than in 2002 owing to ore availability difficulties in the mine.

Currency effects (in particular, the strengthening of the rand, Canadian dollar and euro) had a net adverse impact on profitability of $25 million, compared with 2002.

Base Metals continued its strategy of upgrading the quality of its asset portfolio by disposing of its interest in Anaconda Nickel Limited and announcing the disposal of its interest in Bindura Nickel Corporation. At Lisheen, Anglo Base repurchased $146 million of bank debt at a discount of 50 cents in the dollar, and in July agreed to purchase Ivernia West's 50% equity interest which included a cash consideration of $1.8 million. On completion, and following the refinancing of its debt structure, Lisheen will be a debt-free, wholly owned subsidiary of Anglo American.

The $454 million Skorpion project in Namibia was completed on budget during the first half of 2003. The Hudson Bay 777 mine and shaft (the last component of the $276 million 777 project) will commence production in the second half of 2003, some five months ahead of schedule and within budget. In Chile, Collahuasi's $654 million Rosario project is on schedule to commence production in mid-2004 and is currently on target for completion within budget, while the $110 million Black Mountain Deeps project in South Africa remains on schedule, although the recent strength of the rand is putting some pressure on the capital budget.

Industrial Minerals

$ million	**6 months ended 30.06.03**	6 months ended 30.06.02
Total operating profit	**136**	113
Tarmac	**126**	107
Copebrás	**10**	6
Headline earnings	**113**	89
Net operating assets	**3,978**	3,532
Capital expenditure	**136**	159
Share of Group headline earnings (%)	**13%**	11%
Share of Group net operating assets (%)	**17%**	21%

Industrial Minerals' operating profit rose to $136 million, 20% higher than for the first half of 2002, while headline earnings at $113 million were up by 27%. The performances of both the Tarmac group and Copebrás continued to improve. Tarmac's operating profit increased by 18%, due to an improved trading performance and US dollar weakness against the European currencies. Copebrás benefited from buoyant

local market conditions and increased international fertiliser prices, which, together with production starting at the phosphate fertiliser plant at Goiás, increased operating profit by nearly 50%.

In the UK, asphalt volumes reflected increased government infrastructure spend. Volumes of slag products, which are exempt from the aggregates levy, and concrete products also grew. In increasingly competitive market conditions, price rises and the benefits of Tarmac's ongoing business improvement and cost reduction programmes ensured an increase in operating profit. Work continues on the new cement plant at Buxton and the project remains on target for completion, below budget, later this year.

The expansionary programme of acquisitions and investments has continued in the six months, including the purchase of Baxter Asphalt, an independent producer of asphalt in Lancashire, and investment in three dry silo mortar plants. These plants will be a welcome addition to Tarmac's profitable network of facilities aimed at providing excellent local service. Phase I of the $15 million investment in a new decorative paving plant in Yorkshire was successfully completed in the six months and will enhance Tarmac's ability to supply this strong growth market in the UK.

Operating profit in continental Europe was 32% higher. This reflected continuing strong market conditions in Spain, particularly in Madrid, and a first-time contribution from the Mavike business acquired in 2002. France suffered weak market conditions, while the businesses in eastern Europe were affected by unusually extreme cold and snow, which only cleared in April/May. Sales then improved considerably but this was not enough to offset the adverse impact of the first three months.

Copebrás benefited from the buoyant local agricultural market and higher international fertiliser prices. The new plant at Goiás has successfully positioned Copebrás tc participate further in the expected growth of the fertiliser market in Brazil.

Paper and Packaging

$ million	**6 months ended 30.06.03**	6 months ended 30.06.02
Total operating profit	**357**	291
Europe	**260**	191
South Africa	**97**	100
Headline earnings	**178**	153
Net operating assets	**4,374**	3,474
Capital expenditure	**233**	132
Share of Group headline earnings (%)	**21%**	18%
Share of Group net operating assets (%)	**18%**	20%

Operating profit was $357 million, 23% higher than for the first six months of 2002. Headline earnings rose by 16% from $153 million to $178 million.

Despite a downturn in economic conditions, Mondi Europe reported operating profits of $260 million, a 36% increase. This was achieved through increased volumes, ongoing profit improvement initiatives, product differentiation and incremental earnings from acquisitions, including the realisation of operating synergies from the integration of acquired businesses. With a significant proportion of the European earnings denominated in euros, profits were also boosted by the 19% strengthening of the euro against the dollar compared with the prior period.

European packaging achieved improved results. Despite falling paper prices, operating margins have been improved through increased volumes. The group's converting operations have performed well despite a lacklustre economic environment. The integration of La Rochette, acquired in July 2002, into Mondi Packaging Europe has been successfully achieved, with production optimisation and ongoing focus on high margin products.

In the uncoated woodfree papers sector, the downturn in markets reported in the fourth quarter of 2002 continued during the first six months of 2003. In spite of lower input pulp prices, margins have reduced owing to an increasing consumer trend towards lower grade papers. The group is nevertheless well positioned with its low cost production operations located in Russia and Slovakia. The integration of the Russian Syktyvkar mill, acquired in May 2002, is on track with the acquisition plan. The rebuild of PM18 at Neusiedler Ruzomberok, in Slovakia, is on schedule, with production due to come on stream in the fourth quarter of 2003. Newsprint markets have also softened as a result of lower advertising expenditure, leading to a further reduction in average prices.

Mondi South Africa reported stable operating earnings at $97 million. Despite a slowing economy, demand for products in the South African market has held at reasonable levels, but the stronger currency has increased competitive pressure on pricing. Export volumes increased during the period, although some slowdown now appears inevitable.

Improved mill outputs and higher efficiencies have countered some of the revenue effects of competitive markets, particularly at the Richards Bay mill, where saleable production was 15% higher than in the previous comparable period. The upgrade of the PM2 uncoated woodfree paper machine at the Merebank Durban mill was completed successfully during March. The modernisation and expansion of the Richards Bay mill is on schedule, with all major equipment contracts placed and the currency risk hedged to secure the capital cost in rands.

Ferrous Metals and Industries

$ million	**6 months ended 30.06.03**	6 months ended 30.06.02
Ferrous Metals operating profit	**74**	66
Industries operating profit	**30**	52
Total operating profit/(loss)	**104**	118
Highveld Steel	**4**	14
Scaw Metals	**35**	21
Samancor Group	**27**	25
Tongaat-Hulett	**23**	43
Boart Longyear	**9**	10
Terra	**(3)**	(1)
Other	**9**	6
Headline earnings	**41**	50
Net operating assets	**2,038**	1,367
Capital expenditure	**59**	33
Share of Group headline earnings (%)	**5%**	6%
Share of Group net operating assets (%)	**8%**	8%

Ferrous Metals' operating profit was $74 million, $8 million higher than in the first half of 2002. Headline earnings of $42 million were $1 million above the prior year's first half. The robust steel consumption in the South African domestic market that characterised the second half of 2002 was more than reversed in the first six months of 2003 owing to slower growth in manufacturing production, following persistent high interest rates, and the appreciation in value of the rand against the major currencies. Global steel prices declined sharply towards the end of the second quarter.

The Scaw group reported an operating profit of $35 million (2002: $21 million), which included an additional five months' contribution ($7 million) from the Moly-Cop grinding media operations acquired at the end of May 2002. In addition to the difficulties in the export market owing to the weaker US dollar, the domestic market, particularly for rolled products, has weakened significantly over the past year. These adverse developments, if continued into the second half of the year, will clearly bring additional pressure upon earnings during the next six months.

Highveld Steel's operating profit reduced from $14 million to $4 million. In South Africa, domestic steel orders and dispatches continued to slow down from the levels achieved in 2002, resulting in production being diverted to the export market. During the first few months of the period under review, the impact of the firmer rand was offset by improved US dollar prices, although these subsequently reversed. The stronger rand meant that the majority of export sales were loss making. Vanadium prices remained at high levels during the first quarter but softened during the second quarter following increased output from Russia.

In 40% held Samancor, manganese profits were higher than last year owing to higher alloy sales volumes and prices and lower production costs. Samancor Chrome recorded an operating loss and continues to be affected by the decline in value of the US dollar. The average ferrochrome price for the period was 32.2 US cents/lb compared with 25.0 US cents/lb last year.

During the period under review the 10.5% Stimela option in South African iron ore producer Kumba was implemented, thereby increasing Anglo American's shareholding in Kumba to 20.1%. Ferrous Metals is still awaiting approval by the South African Competition Tribunal to acquire further shares. The 34.5% shareholding in Avmin was disposed of during the period for $231 million.

The Boart Longyear group's operating profit amounted to $9 million (2002: $10 million). Product and contracting results in the Americas and Asia Pacific were higher than last year because of much stronger drilling activity, while those in Sub-Saharan Africa continue to suffer from sluggish contracting and production performances. The difficult trading conditions in Europe are having a negative effect on Boart's European region and the Wendt Precision Grinding business.

Tongaat-Hulett's operating profit declined to $23 million (2002: $43 million). The stronger rand, particularly at a time of increased export volumes, and higher maize input costs had a negative impact on the group's financial results. Total sugar production for the current season is estimated to be lower than the previous season's, mainly because of below-normal rainfall in South Africa's sugar-growing area. The aluminium division was impacted by continued international economic weakness and rand value leading to reduced margins. The starch and glucose division experienced significant product-pricing pressure from its customers in the food, paper and beverage sectors.

In the United States, Terra recorded an operating loss, as lower sales prices and volumes and higher natural-gas costs took their toll.

Dividend

Anglo American will pay an interim dividend of 15 US cents per share on Monday 15 September 2003 to shareholders on the register at the close of business on Friday 22 August 2003.

Cash flow

Cash flow from operations was $1,286 million compared with $1,381 million during the prior period. This inflow was after a $375 million increase in working capital (2002: $290 million). Interest remains well covered by EBITDA at 14 times.

Acquisition expenditure accounted for an outflow of $573 million during the period. The principal acquisitions were increased stakes in Anglo Platinum and Kumba.

Disposal proceeds of $237 million relate mainly to the sale of Avmin.

Purchases of tangible fixed assets amounted to $1,172 million, an increase of $322 million from the same period in 2002. The major components of expansion were in Base Metals, Anglo Platinum, Industrial Minerals and Paper and Packaging.

Tax payments were $413 million compared with $567 million in the prior period.

Balance sheet

As at 30 June 2003, shareholders' funds were $18,371 million compared with $16,261 million at 31 December 2002. This increase is due mainly to changes in exchange rates contributing $1,579 million and retained profit of $548 million. The increase in the value of the South African rand by 13%, relative to the US dollar, since 31 December 2002 had a significant impact on the Group's reserves.

Net debt was $6,989 million, an increase of $1,411 million from 31 December 2002. The increase principally reflects capital expenditure and acquisitions during the period.

Net debt comprises $9,111 million of debt, offset by $2,122 million of cash and current asset investments.

Net debt to total capital at 30 June 2003 was 25.1% compared with 23.1% at 31 December 2002.

Consolidated profit and loss account
for the six months ended 30 June 2003

US$ million	Note	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Group and share of turnover of joint ventures and associates	2	**12,076**	9,567	20,497
Less: Joint ventures' turnover		**(504)**	(499)	(1,066)
Associates' turnover		**(2,669)**	(2,148)	(4,286)
Group turnover – subsidiaries		**8,903**	6,920	15,145
Operating costs		**(7,979)**	(5,756)	(12,804)
Group operating profit – subsidiaries		**924**	1,164	2,341
Share of operating profit of joint ventures		**118**	98	185
Share of operating profit of associates		**492**	319	725
Total operating profit	2	**1,534**	1,581	3,251
Profit on disposal of fixed assets	3	**18**	29	98
Loss on termination of operations	3	**–**	(34)	(34)
Profit on ordinary activities before interest		**1,552**	1,576	3,315
Investment income		**93**	181	304
Interest payable		**(272)**	(234)	(483)
Profit on ordinary activities before taxation		**1,373**	1,523	3,136
Tax on profit on ordinary activities	4	**(439)**	(508)	(1,045)
Profit on ordinary activities after taxation		**934**	1,015	2,091
Equity minority interests		**(174)**	(248)	(528)
Profit for the financial period	5	**760**	767	1,563
Equity dividends to shareholders – paid and proposed		**(212)**	(211)	(720)
Retained profit for the financial period		**548**	556	843
Headline earnings for the financial period	5	**856**	840	1,759
Basic earnings per share (US$):				
Profit for the financial period	6	**0.54**	0.54	1.11
Headline earnings for the financial period	6	**0.61**	0.60	1.25
Diluted earnings per share (US$):				
Profit for the financial period	6	**0.53**	0.54	1.10
Headline earnings for the financial period	6	**0.60**	0.59	1.23
Dividend per share (US cents):		**15.0**	15.0	51.0
Basic number of shares outstanding[1] (million)	6	**1,413**	1,410	1,411
Diluted number of shares outstanding[1] (million)	6	**1,427**	1,430	1,426

[1] Basic and diluted number of shares outstanding represent the weighted average for the period.

All amounts included above relate to continuing operations.

Consolidated profit and loss account: headline earnings analysis for the six months ended 30 June 2003

US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Platinum	**107**	158	351
Gold	**82**	100	205
Diamonds	**248**	166	324
Coal	**107**	142	266
Base Metals	**60**	37	69
Industrial Minerals	**113**	89	231
Paper & Packaging	**178**	153	376
Ferrous Metals	**42**	41	88
Industries	**(1)**	9	38
Exploration	**(39)**	(32)	(77)
Corporate Activites	**(41)**	(23)	(112)
Headline earnings for the financial period	**856**	840	1,759

Consolidated balance sheet
as at 30 June 2003

US$ million	**As at 30.06.03**	As at 30.06.02	As at 31.12.02
Fixed assets			
Intangible assets	**2,269**	2,096	2,310
Tangible assets	**18,977**	12,767	16,531
Investments in joint ventures and associates	**6,195**	5,151	5,663
Other investments	**1,858**	1,693	1,713
	29,299	21,707	26,217
Current assets			
Stocks	**2,224**	1,469	1,814
Debtors	**3,785**	3,416	3,337
Current asset investments	**926**	1,234	1,143
Cash at bank and in hand	**1,196**	1,231	1,070
	8,131	7,350	7,364
Short term borrowings	**(3,442)**	(2,431)	(1,918)
Other current liabilities	**(4,218)**	(3,661)	(4,329)
Net current assets	**471**	1,258	1,117
Total assets less current liabilities	**29,770**	22,965	27,334
Long term liabilities:	**(5,669)**	(4,250)	(5,873)
Convertible debt	**(1,086)**	(1,082)	(1,084)
Other long term liabilities	**(4,583)**	(3,168)	(4,789)
Provisions for liabilities and charges	**(3,276)**	(2,291)	(2,896)
Equity minority interests	**(2,454)**	(2,014)	(2,304)
Net assets	**18,371**	14,410	16,261
Capital and reserves			
Share capital and premium	**1,965**	1,943	1,951
Reserves	**1,352**	1,352	1,352
Profit and loss account	**15,054**	11,115	12,958
Total shareholders' funds (equity)	**18,371**	14,410	16,261

The interim financial information was approved by the board of directors on 7 August 2003.

Consolidated statement of total recognised gains and losses for the six months ended 30 June 2003

US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Profit for the financial period	**760**	767	1,563
Unrealised gain arising on exchange of business	–	–	39
Less: Related overseas current tax charge	–	–	(22)
Currency translation differences on foreign currency net investments	**1,579**	992	2,531
Less: Related tax charge	**(31)**	–	–
Total recognised gains for the financial period	**2,308**	1,759	4,111

Combined statement of movement in shareholders' funds and movement in reserves for the six months ended 30 June 2003

US$ million	Issued share capital	Share premium account	Merger reserve	Other reserves	Profit and loss account[1]	Total
At 1 January 2003	735	1,216	636	716	12,958	16,261
Profit for the financial period	–	–	–	–	760	760
Dividends proposed	–	–	–	–	(212)	(212)
Shares issued	1	13	–	–	–	14
Currency translation differences	–	–	–	–	1,579	1,579
Less: Related tax charge	–	–	–	–	(31)	(31)
At 30 June 2003	**736**	**1,229**	**636**	**716**	**15,054**	**18,371**

[1] Certain of the Group's subsidiaries operate in South Africa, where significant exchange control restrictions on distributions limit the Group's access to distributable profits and cash balances.

Consolidated cash flow statement
for the six months ended 30 June 2003

US$ million	Note	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Net cash inflow from operating activities	8	1,286	1,381	3,618
Dividends from joint ventures and associates		203	115	258
Returns on investments and servicing of finance				
Interest received and other financial income		97	175	309
Interest paid		(186)	(141)	(281)
Dividends received from fixed asset investments		14	21	49
Dividends paid to minority shareholders		(228)	(207)	(375)
Net cash outflow from returns on investments and servicing of finance		(303)	(152)	(298)
Taxes paid		(413)	(567)	(722)
Capital expenditure and financial investment				
Payments for fixed assets	9	(1,172)	(850)	(2,139)
Proceeds from the sale of fixed assets		40	272	313
Exit funding for Konkola Copper Mines (KCM)		–	(95)	(182)
Payments for other investments[1]		(53)	(210)	(351)
Proceeds from the sale of other investments		74	190	217
Net cash outflow for capital expenditure and financial investment		(1,111)	(693)	(2,142)
Acquisitions and disposals				
Acquisition of subsidiaries[2]		(386)	(1,024)	(2,911)
Disposal of subsidiaries		2	33	24
Investment in joint ventures		–	(28)	(34)
Investment in associates		(187)	(505)	(613)
Sale of interests in joint ventures and associates		235	51	146
Investment in proportionally consolidated joint arrangements		–	(164)	(13)
Net cash outflow from acquisitions and disposals		(336)	(1,637)	(3,401)
Equity dividends paid to Anglo American shareholders		(511)	(517)	(732)
Cash outflow before use of liquid resources and financing		(1,185)	(2,070)	(3,419)
Management of liquid resources		251	848	1,021
Financing		977	1,448	2,458
Increase in cash in the period	10	43	226	60

(1) Disposal and acquisition of other investments included in fixed assets.
(2) Net of cash acquired within subsidiaries of US$1 million. (2002 interim: US$51 million, 2002: US$157 million).

Notes to financial information

1 Accounting policies

The financial information has been prepared in accordance with generally accepted accounting principles in the UK. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's statutory accounts for the year ended 31 December 2002. The financial information for the year ended 31 December 2002 has been derived from the Group's statutory accounts for that period as filed with the Registrar of Companies. The auditors' report on the statutory accounts for the year ended 31 December 2002 was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The financial information in respect of the six months ended 30 June 2003 is unaudited but has been reviewed by the auditors and their report is set out on page 27. The interim financial information does not constitute statutory accounts as defined under section 240 of the Companies Act 1985.

2 Segmental information

	Turnover			Operating profit[1]			Net operating assets[2]		
US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
By business segment									
Platinum	**935**	912	2,004	**204**	389	802	**4,803**	2,623	3,580
Gold	**982**	779	1,769	**180**	197	463	**2,675**	2,018	2,511
Diamonds	**1,559**	1,503	2,746	**378**	242	541	**–**	–	–
Coal	**868**	826	1,710	**172**	232	427	**1,904**	1,680	1,658
Base Metals	**973**	663	1,378	**98**	127	82	**3,933**	1,939	3,617
Industrial Minerals	**1,645**	1,361	2,912	**136**	113	277	**3,978**	3,532	3,848
Paper and Packaging	**2,937**	2,189	4,805	**357**	291	649	**4,374**	3,474	3,897
Ferrous Metals	**929**	517	1,250	**74**	66	150	**530**	361	461
Industries	**1,064**	817	1,757	**30**	52	114	**1,508**	1,006	1,235
Exploration	**–**	–	–	**(50)**	(40)	(93)	**–**	–	–
Corporate Activities	**184**	–	166	**(45)**	(88)	(161)	**307**	440	315
	12,076	9,567	20,497	**1,534**	1,581	3,251	**24,012**	17,073	21,122
By geographical segment (by origin)									
South Africa	**3,768**	3,285	6,943	**548**	864	1,790	**9,841**	6,213	7,712
Rest of Africa	**1,187**	1,400	1,979	**299**	262	439	**666**	356	555
Europe	**4,789**	3,149	7,676	**409**	210	583	**7,408**	6,388	7,001
North America	**614**	496	1,174	**(33)**	(18)	(19)	**997**	998	934
South America	**1,043**	672	1,459	**220**	189	320	**3,118**	1,380	3,196
Australia and Asia	**675**	565	1,266	**91**	74	138	**1,982**	1,738	1,724
	12,076	9,567	20,497	**1,534**	1,581	3,251	**24,012**	17,073	21,122

(1) Operating profit is stated after deducting the following operating exceptional items, as disclosed in note 3:

US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Operating profit before operating exceptional items	**1,546**	1,565	3,332
Group subsidiaries:			
Gold	**(12)**	–	–
Base Metals	**–**	46	(17)
Corporate Activities	**–**	(30)	(30)
Joint ventures – Base Metals	**–**	–	(34)
Operating profit after operating exceptional items	**1,534**	1,581	3,251

(2) Net operating assets consist of tangible ($18,977m) and intangible ($2,269m) assets, stocks ($2,224m) and operating debtors ($3,072m) less non-interest bearing current liabilities ($2,530m).

3 Exceptional items

US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Operating exceptional items			
Write-down of exploration assets	**(12)**	–	–
Disposal of Salobo Metais SA – reversal of previous impairment	**–**	46	46
Write-down of investments	**–**	(30)	(30)
Other impairments or write-downs of assets	**–**	–	(97)
Total operating exceptional items	**(12)**	16	(81)
Exceptional finance charge			
Share of associate's charge on early settlement of debt	**(13)**	–	–
Total exceptional finance charge	**(13)**	–	–
Non-operating exceptional items			
Disposal of Anglovaal Mining Limited	**(13)**	–	–
Disposal of Tati Nickel Mining Company (Pty) Limited	**–**	–	53
Disposal of Salobo Metais SA	**–**	5	5
Further disposal of interest in FirstRand Limited	**–**	7	7
Disposal of other fixed assets	**17**	(2)	14
Share of associates' exceptional items	**14**	19	19
Profit on disposal of fixed assets	**18**	29	98
KCM exit costs	**–**	(34)	(34)
Total non-operating exceptional items	**18**	(5)	64
Total exceptional items (pre-tax and minority interests)	**(7)**	11	(17)
Taxation	**7**	(8)	(3)
Minority interests	**(2)**	2	–
Total exceptional items (net of tax and minority interests)	**(2)**	5	(20)

4 Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
United Kingdom corporation tax at 30%	**–**	–	(4)
South Africa corporation tax at 30%	**47**	219	435
Other overseas taxation	**140**	106	187
Share of joint ventures' taxation	**12**	11	43
Share of associates' taxation	**151**	79	221
Deferred taxation - subsidiaries	**96**	85	160
Tax (credit)/charge on exceptional items	**(7)**	8	3
	439	508	1,045

5 Profit for the financial period

The table below analyses the contribution of each business segment to the Group's headline earnings.

US$ million	Operating profit	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Profit before interest	Interest income	Dividend income	Other financial income	Interest expense	Net investment income	Tax	Equity minority interests	Profit for the financial period
	6 months ended 30.06.03												
By business segment													
Platinum	204	–	–	8	212	9	–	20	(11)	18	(71)	(52)	107
Gold	180	12	–	20	212	19	–	32	(19)	32	(80)	(82)	82
Diamonds	378	–	–	15	393	5	–	–	(33)	(28)	(112)	(5)	248
Coal	172	–	–	4	176	5	1	(23)	(4)	(21)	(48)	–	107
Base Metals	98	–	–	–	98	2	–	(4)	(20)	(22)	(14)	(2)	60
Industrial Minerals	136	–	–	26	162	3	1	(2)	(7)	(5)	(38)	(6)	113
Paper and Packaging	357	–	–	9	366	14	2	(11)	(62)	(57)	(92)	(39)	178
Ferrous Metals	74	–	–	3	77	3	1	2	(18)	(12)	(23)	–	42
Industries	30	–	–	2	32	3	4	(8)	(26)	(27)	(6)	–	(1)
Exploration	(50)	–	–	–	(50)	–	–	(1)	–	(1)	–	12	(39)
Corporate Activities	(45)	–	–	11	(34)	11	6	(1)	(59)	(43)	38	(2)	(41)
Headline earnings for the financial period	1,534	12	–	98	1,644	74	15	4	(259)	(166)	(446)	(176)	856
Headline earnings adjustments	–	(12)	18	(98)	(92)	–	–	–	(13)	(13)	7	2	(96)
Profit for the financial period	1,534	–	18	–	1,552	74	15	4	(272)	(179)	(439)	(174)	760

US$ million	Operating profit	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Profit before interest	Interest income	Dividend income	Other financial income	Interest expense	Net investment income	Tax	Equity minority interests	Profit for the financial period
	6 months ended 30.06.02												
By business segment													
Platinum	389	–	–	7	396	12	–	–	(3)	9	(143)	(104)	158
Gold	197	–	–	18	215	21	–	64	(23)	62	(80)	(97)	100
Diamonds	242	–	–	14	256	7	–	17	(49)	(25)	(62)	(3)	166
Coal	232	–	–	5	237	4	1	(31)	(3)	(29)	(66)	–	142
Base Metals	127	(46)	–	1	82	8	–	(1)	(29)	(22)	(22)	(1)	37
Industrial Minerals	113	–	–	22	135	2	–	–	–	2	(42)	(6)	89
Paper and Packaging	291	–	–	6	297	5	5	(2)	(44)	(36)	(76)	(32)	153
Ferrous Metals	66	–	–	1	67	7	–	2	(9)	–	(20)	(6)	41
Industries	52	–	–	1	53	1	1	(1)	(23)	(22)	(8)	(14)	9
Exploration	(40)	–	–	(1)	(41)	–	–	–	–	–	–	9	(32)
Corporate Activities	(88)	30	–	8	(50)	52	15	(8)	(51)	8	19	–	(23)
Headline earnings for the financial period	1,581	(16)	–	82	1,647	119	22	40	(234)	(53)	(500)	(254)	840
Headline earnings adjustments	–	16	(5)	(82)	(71)	–	–	–	–	–	(8)	6	(73)
Profit for the financial period	1,581	–	(5)	–	1,576	119	22	40	(234)	(53)	(508)	(248)	767

5 Profit for the financial period continued

US$ million	Operating profit	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Profit before interest	Interest income	Dividend income	Other financial income	Interest expense	Net investment income	Tax	Equity minority interests	Profit for the financial year
	Year ended 31.12.02												
By business segment													
Platinum	802	–	–	17	**819**	17	–	–	(5)	**12**	(265)	(215)	**351**
Gold	463	–	–	39	**502**	39	–	75	(47)	**67**	(157)	(207)	**205**
Diamonds	541	–	–	29	**570**	16	–	–	(95)	**(79)**	(159)	(8)	**324**
Coal	427	–	–	7	**434**	8	1	(65)	(5)	**(61)**	(107)	–	**266**
Base Metals	82	51	–	1	**134**	4	–	(2)	(43)	**(41)**	(22)	(2)	**69**
Industrial Minerals	277	–	–	46	**323**	6	–	7	(3)	**10**	(86)	(16)	**231**
Paper and Packaging	649	–	–	15	**664**	12	9	18	(84)	**(45)**	(173)	(70)	**376**
Ferrous Metals	150	–	–	5	**155**	16	3	2	(23)	**(2)**	(53)	(12)	**88**
Industries	114	–	–	3	**117**	32	9	(17)	(66)	**(42)**	(10)	(27)	**38**
Exploration	(93)	–	–	–	**(93)**	–	–	(1)	–	**(1)**	–	17	**(77)**
Corporate Activities	(161)	30	–	27	**(104)**	95	28	(8)	(112)	**3**	(10)	(1)	**(112)**
Headline earnings for the financial year	3,251	81	–	189	**3,521**	245	50	9	(483)	**(179)**	(1,042)	(541)	**1,759**
Headline earnings adjustments	–	(81)	64	(189)	**(206)**	–	–	–	–	–	(3)	13	**(196)**
Profit for the financial year	3,251	–	64	–	**3,315**	245	50	9	(483)	**(179)**	(1,045)	(528)	**1,563**

6 Earnings per share

	6 months ended 30.06.03	6 months ended 30.06.02	Year ended 31.12.02
Basic number of ordinary shares outstanding (million)	**1,413**	1,410	1,411
Ordinary shares issuable under employee share schemes (million)	**14**	20	15
Diluted number of ordinary shares outstanding (million)	**1,427**	1,430	1,426
Profit for the financial period:			
Basic earnings per share (US$)	**0.54**	0.54	1.11
Diluted earnings per share (US$)	**0.53**	0.54	1.10
Headline earnings for the financial period:			
Basic earnings per share (US$)	**0.61**	0.60	1.25
Diluted earnings per share (US$)	**0.60**	0.59	1.23

Basic and diluted number of shares outstanding represent the weighted average for the period.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all dilutive potential ordinary shares. The only category of dilutive potential ordinary shares is shares issuable under employee share schemes granted where the exercise price is less than the average price of the Company's ordinary shares during the period.

Basic and diluted earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's past performance. Headline earnings per share are calculated in accordance with the definition issued by the Institute of Investment Management and Research (now Society of Investment Professionals), in Statement of Investment Practice No. 1, The Definition of IIMR Headline Earnings.

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.03	6 months ended 30.06.02	Year ended 31.12.02	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Profit for the financial period	**760**	767	1,563	**0.54**	0.54	1.11
Operating exceptional items	**12**	(16)	81	**0.01**	(0.01)	0.06
Exceptional finance charge	**13**	–	–	**0.01**	–	–
Non-operating exceptional items	**(18)**	5	(64)	**(0.01)**	–	(0.05)
Amortisation of goodwill:						
Subsidiaries	**75**	63	139	**0.05**	0.04	0.10
Joint ventures and associates	**23**	19	50	**0.02**	0.02	0.04
Related tax and minority interests:						
Exceptional items	**(5)**	6	3	**(0.01)**	0.01	–
Goodwill amortisation	**(4)**	(4)	(13)	**–**	–	(0.01)
Headline earnings for the financial period	**856**	840	1,759	**0.61**	0.60	1.25

7 Exploration expenditure

US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Platinum	11	7	13
Gold	18	13	27
Base Metals	20	18	47
Other	3	3	6
	52	41	93

8 Reconciliation of Group operating profit to net cash flow from operating activities

US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Group operating profit – subsidiaries	**924**	1,164	2,341
Depreciation and amortisation charges	**708**	501	1,101
Increase in stocks	**(246)**	(12)	(117)
(Increase)/decrease in debtors	**(222)**	(299)	67
Increase in creditors	**93**	21	48
Provisions and impairments	**32**	–	162
Other items	**(3)**	6	16
Net cash inflow from operating activities	**1,286**	1,381	3,618

9 Capital expenditure

US$ million	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Platinum	**394**	229	586
Gold	**117**	107	246
Coal	**74**	41	142
Base Metals	**155**	146	346
Industrial Minerals	**136**	159	363
Paper and Packaging	**233**	132	365
Ferrous Metals	**22**	8	32
Industries	**37**	25	53
Other	**4**	3	6
	1,172	850	2,139

10 Reconciliation of net cash flow to movement in net debt

US$ million	6 months ended 30.06.03	6 months ended 30.06.02	Year ended 31.12.02
Increase in cash in the period	**43**	226	60
Cash inflow from debt financing	**(1,038)**	(1,593)	(2,418)
Cash inflow from management of liquid resources	**(251)**	(848)	(1,021)
Change in net debt arising from cash flows	**(1,246)**	(2,215)	(3,379)
Loans and current asset investments acquired with subsidiaries	**(70)**	(72)	(212)
Loans and current asset investments disposed with subsidiaries	**3**	1	4
Cessation of consolidation of KCM[1]	–	148	148
Exchange adjustments	**(98)**	(60)	(121)
Movement in net debt	**(1,411)**	(2,198)	(3,560)
Net debt at start of the period	**(5,578)**	(2,018)	(2,018)
Net debt at end of the period	**(6,989)**	(4,216)	(5,578)

[1] KCM ceased to be consolidated with effect from February 2002.

11 Movement in net debt

US$ million	As at 31.12.02	Cash flow	Acquisitions excluding cash and overdrafts	Disposals excluding cash and overdrafts	Exchange movements	Overdrafts included in debt	Other non-cash movements	As at 30.06.03
Cash at bank and in hand	1,040[1]	43	–	–	81	32	–	**1,196**
Debt due after one year	(5,873)	(95)	–	1	(148)	–	446	**(5,669)**
Debt due within one year	(1,888)	(943)	(73)	2	(62)	(32)	(446)	**(3,442)**
	(7,761)	(1,038)	(73)	3	(210)	(32)	–	**(9,111)**
Current asset investments	1,143	(251)	3	–	31	–	–	**926**
	(5,578)	(1,246)	(70)	3	(98)	–	–	**(6,989)**

[1] Net of bank overdrafts.

Independent review report to Anglo American plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2003 which comprises the consolidated profit and loss account, consolidated profit and loss account: headline earnings analysis, consolidated balance sheet, consolidated statement of total recognised gains and losses, combined statement of movement in shareholders' funds and movement in reserves, consolidated cash flow statement and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Deloitte & Touche
Chartered Accountants
London
United Kingdom

7 August 2003

Notice of interim dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2003 will be payable as follows:

Amount (United States currency)	15 cents per ordinary share (see notes)
Currency conversion date	Tuesday 5 August 2003
Last day to trade on the JSE Securities Exchange, South Africa (JSE) to qualify for the dividend	Friday 15 August 2003
Ex-dividend on the JSE from the commencement of trading on	Monday 18 August 2003
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 20 August 2003
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 22 August 2003
Last date for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Computershare or Central Securities Depositary Participants ('CSDPs')	Friday 22 August 2003
Dividend warrants posted	Friday 12 September 2003
Payment date of dividend	Monday 15 September 2003

Notes:

1 Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling, and those shareholders with an address in European countries which have adopted the euro will be paid in that currency. Such shareholders may, however, elect to be paid in US dollars, provided all such elections are received by the United Kingdom Registrar by Friday 22 August 2003. Shareholders with addresses elsewhere (except South Africa) will be paid in United States dollars. The equivalent of the dividend in sterling will be 9.29775 pence per ordinary share based on an exchange rate of $1= £0.61985. The equivalent in euros will be 13.21005 euro cents per ordinary share based on an exchange rate of $1 = € 0.88067.

2 Shareholders on the South African branch register will be paid in South African rand, at R1.12238 per ordinary share based on an exchange rate of $1 = R7.48250.

3 Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period Friday 15 August to Friday 22 August 2003 (both days inclusive).

4 Share certificates/CREST Notifications are expected to be mailed and CSDP investor accounts credited in respect of shares purchased in terms of the DRIP on 30 September 2003, subject to the acquisition of shares in the open market.

5 Copies of the terms and conditions of the DRIP are available from the Company's Registrar or the Registrar's Agent in South Africa.

Production statistics

	6 months ended 30.06.03	6 months ended 30.06.02	Year ended 31.12.02
Anglo Platinum (troy ounces)			
Platinum	**933,300**	1,064,500	2,294,300
Palladium	**479,200**	526,000	1,136,500
Rhodium	**100,200**	84,300	215,900
Nickel (tonnes)	**10,300**	9,400	19,700
AngloGold (gold in troy ounces)			
South Africa	**1,612,000**	1,687,000	3,412,000
North and South America	**513,000**	415,000	940,000
Australia and Asia	**226,000**	251,000	502,000
Rest of the World	**485,000**	450,000	1,085,000
	2,836,000	2,803,000	5,939,000
Gold Fields (gold in troy ounces)			
Gold[1]	**441,800**	–	464,600
Anglo Coal (tonnes)			
South Africa			
Eskom	**14,911,000**	13,442,000	28,649,000
Trade	**10,008,000**	9,467,000	19,570,000
Australia	**13,120,000**	12,198,000	25,020,000
South America	**4,294,000**	3,297,000	6,937,000
	42,333,000	38,404,000	80,176,000
Anglo Base Metals			
Copper (tonnes)			
Collahuasi	**90,400**	95,900	190,800
Mantos Blancos	**71,600**	78,600	153,500
Disputada[2]	**131,300**	–	39,000
Hudson Bay	**43,800**	42,700	83,400
Other	**12,900**	15,300	30,800
	350,000	232,500	497,500
Nickel (tonnes)			
Loma de Níquel	**8,200**	7,500	15,500
Codemin	**3,200**	2,900	6,000
Tati	**–**	1,500	2,800
Other	**600**	2,500	1,300
	12,000	14,400	25,600
Zinc (tonnes)			
Hudson Bay	**60,200**	47,400	108,100
Black Mountain	**12,100**	13,500	27,600
Skorpion[3]	**6,700**	–	–
Lisheen[4]	**80,500**	37,900	75,700
	159,500	98,800	211,400
Lead (tonnes)			
Black Mountain	**22,500**	20,000	45,300
Lisheen[4]	**10,500**	5,400	11,000
	33,000	25,400	56,300

The figures above include the entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

Production statistics continued

	6 months ended 30.06.03	6 months ended 30.06.02	Year ended 31.12.02
Anglo Base Metals (continued)			
Mineral sands (tonnes)			
Slag tapped	**73,800**	73,700	162,700
Pig iron	**38,900**	43,900	94,600
Zircon	**53,200**	58,100	112,400
Rutile	**11,500**	13,600	26,000
Niobium (tonnes)			
Catalão	**1,700**	1,700	3,300
Anglo Industrial Minerals (tonnes)			
Aggregates	**32,192,000**	30,522,000	63,928,400
Lime products	**443,000**	439,000	871,000
Concrete (m^3)	**4,038,100**	3,289,900	6,955,700
Sodium tripolyphosphate	**37,400**	48,900	88,200
Phosphates	**407,400**	322,400	734,600
Anglo Paper and Packaging (tonnes)			
South Africa			
Pulp	**200,900**	163,300	320,160
Graphic papers	**272,700**	264,300	518,200
Packaging papers	**319,800**	299,500	572,900
Corrugated board (000 m^2)	**144,300**	147,200	300,050
Lumber (m^3)	**31,000**	60,900	126,500
Wood chips (green metric tonnes)	**1,152,600**	813,200	1,647,700
Mining timber	**77,600**	67,600	143,100
Europe			
Pulp	**86,300**	92,700	181,800
Graphic papers	**833,160**	630,970	1,475,700
Packaging papers	**848,400**	769,200	1,506,800
Corrugated board (000 m^2)	**762,300**	447,500	1,121,100
Paper sacks (000 units)	**1,596,200**	1,461,600	2,963,790
Anglo Ferrous Metals (tonnes)			
Chrome ore	**560,000**	485,000	1,055,588
Vanadium slag	**37,100**	36,700	68,100
Chrome alloys	**190,100**	145,200	310,900
Manganese ore (mtu m)	**37**	31	62
Manganese alloys	**169,800**	150,000	306,100
Steel (billets)	**647,700**	675,800	1,348,000
Iron ore	**2,914,500**	377,800	916,000

The figures above include the entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

(1) Share in Gold Fields was equity accounted with effect from 1 July 2002.
(2) Results to December 2002 represent 49 days of operations since date of acquisition of Compañia Minera Disputada de Las Condes Limitada.
(3) Skorpion commenced production in May 2003.
(4) Lisheen's production to June 2003 represents 100% share following the recent restructuring.

Exchange rate and commodity prices

US dollar exchange rates	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Average spot prices for the period			
South African rand	**8.03**	10.99	10.48
Sterling	**0.62**	0.69	0.67
Euro	**0.90**	1.11	1.06
Australian dollar	**1.62**	1.89	1.84
Period end spot prices			
South African rand	**7.48**	10.37	8.58
Sterling	**0.61**	0.65	0.62
Euro	**0.87**	1.01	0.95
Australian dollar	**1.49**	1.77	1.79

Commodity prices Average market prices for the period	**6 months ended 30.06.03**	6 months ended 30.06.02	Year ended 31.12.02
Gold – US$/oz	**349**	302	310
Platinum – US$/oz	**654**	515	541
Palladium – US$/oz	**207**	370	336
Rhodium – US$/oz	**557**	952	838
Copper – US cents/lb	**75**	72	71
Nickel – US cents/lb	**379**	298	307
Zinc – US cents/lb	**35**	36	35
Lead – US cents/lb	**21**	22	21
European eucalyptus pulp price (CIF) – US$/tonne	**480**	427	452

ANGLO AMERICAN

News Release

4 September 2003

ANGLO AMERICAN WELCOMES TRIBUNAL RULING

Anglo American plc ("Anglo American") welcomes the South African Competition Tribunal ruling released today which will enable Anglo American to proceed with its iron ore strategy in relation to Kumba Resources Limited ("Kumba").

Anglo American intends to continue discussions with all stakeholders involved in the iron ore industry, including the IDC, to complete a strategy that will unlock the full growth potential of the Northern Cape iron ore assets and supporting infrastructure. Anglo American recognises that individual stakeholders have specific perspectives and will work together to harmonise these.

Tony Trahar, CEO of Anglo American, said "we are pleased with the ruling as it presents all stakeholders with a unique opportunity to work together, within the provisions of the MOU signed with the South African government, to bring about a multi-billion Rand expansion of Kumba's iron ore assets and supporting infrastructure with a view to creating a world class iron ore operation with economic scale to compete internationally. This will also create opportunities for black economic empowerment initiatives and the upliftment of the communities in the Northern Cape region of South Africa."

Trahar added, "Kumba needs to participate fully in the international growth phase for iron ore. It is our intention to support and encourage Kumba to utilise the window of opportunity currently presented by the strong global demand growth for iron ore, recognising that South Africa's competitors are seeking to fill that demand themselves".

Anglo American currently has a shareholding of 20,1% in Kumba, with the right to acquire additional shares to take its stake to just under 35%.

Anglo American already has one director on the Kumba board and will be seeking to increase this representation.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

BACKGROUND NOTE FOR EDITORS

As a global mining and natural resources company, Anglo American has sought for some time to complement its existing mining interests with a significant investment in the iron ore sector. On 12 March 2002 Anglo American announced the acquisition of 9.6% of Kumba in open market transactions, together with the right to acquire a further 10.5% of Kumba making 20.1% and a stake in Anglovaal Mining Limited ("Avmin").

Anglo American notified the acquisitions of Avmin and Kumba to the Competition Commission on 20 June 2002. On 6 September 2002, in the first of a two-stage process the South African Competition Commission recommended that the notifications be approved unconditionally. At the second stage, the Competition Tribunal process, the IDC sought to intervene to enable it to make representations to the Competition Tribunal. After an appeal process the IDC was allowed to intervene and the hearings were held between May and August this year, with all parties presenting arguments to the Competition Tribunal.

In April 2003 Anglo American received an attractive and unsolicited bid for its entire interest in Avmin from a consortium comprising African Rainbow Minerals Limited and Harmony Gold Mining Company Limited. As Anglo American was aware of sensitivities surrounding its original aim of pursuing its iron ore strategy through major interests in both Kumba and Avmin, and as the primary focus for Anglo American was Kumba, the largest iron ore producer in South Africa and fifth largest in the world, Anglo American accepted the offer.

As a result, on 2 May 2003 the Avmin shareholding was sold to the consortium and Anglo American then withdrew its notification before the Competition Tribunal in respect of Avmin.

The Competition Tribunal hearings regarding Anglo American's acquisition of a controlling interest in Kumba concluded on 7 August 2003.

ANGLO AMERICAN

News Release

17 September 2003

Anglo American plc, announces that it has mandated HSBC and The Royal Bank of Scotland as joint lead managers and bookrunners for a sterling denominated benchmark bond offering. The issuer will be Anglo American Capital plc, guaranteed by Anglo American plc. The issue will be launched off Anglo American plc's existing EMTN Programme, subject to market conditions and following a roadshow.

The funds will be used to repay existing bank borrowings

Stabilisation FSAA/IPMA

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

AVS 33233
RNS 2842P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A W Lea

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

100,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

100,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option Price = £6.975

13) Date of transaction

1 September 2003

14) Date company informed

1 September 2003

15) Total holding following this notification

84,693 shares (including interests on a conditional basis in 33,128 shares)

475,038 options (of which 467,258 are subject to performance conditions)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification
-

23) Any additional information

-
24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..2 September 2003....................

cc: AWL
NVS
SEC + 5.

AVS 778809
RNS 7251P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

53,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

53,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option Price = Rand 51.25 Selling Price = £11.90

13) Date of transaction

12 September 2003

14) Date company informed

12 September 2003

15) Total holding following this notification

152,032 shares (including interests on a conditional basis in 70,862 shares)

931,088 options (including interests on a conditional basis in 917,996 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..12 September 2003...................

cc AWC
NvS
SEC + C.

ANS 112404
RNS 7073P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr W A Nairn

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

20,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

20,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option Price = Rand51.25 Selling price £11.741358

13) Date of transaction

11 September 2003

14) Date company informed

11 September 2003

15) Total holding following this notification

35,618 shares (including interests on a conditional basis in 16,289 shares)

407,495 options (of which 320,166 are subject to performance conditions)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant
-

18) Period during which or date on which exercisable
-

19) Total amount paid (if any) for grant of the option
-

20) Description of shares or debentures involved: class, number
-

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise
-

22) Total number of shares or debentures over which options held following this notification
-

23) Any additional information

-

24) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..12 September 2003...................

CC: AWL
NJS.
SEC + S.

AVS No: S95213

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares via Dividend Reinvestment Plan.

7) Number of shares/amount of stock acquired

55 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.827.

13) Date of transaction

15 September 2003

14) Date company informed

16 September 2003

15) Total holding following this notification

7,152

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification...16 September 2003

CC: MMS
ES
AWL
NUS
NJ
SEC(+5)

AVS: 296650
RNS:

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 26,603 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 29 July 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 29 July 2003 that each of the Directors technically ceased to be interested on that day in 26,603 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, pursuant to the SAYE Scheme, in terms of which a maturity took place on 1 July 2003.

N Jordan
Secretary
29 July 2003

cc: AWL
NGS
NJ
(Sec + S)

AVS: 237943
RNS: 34100

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 52,605 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 5 August 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 5 August 2003 that each of the Directors technically ceased to be interested on that day in 52,605 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, pursuant to the SAYE Scheme, in terms of which a maturity took place on 1 July 2003.

N Jordan
Secretary
5 August 2003

CC: AWL
NvS
NJ
SEC + 5

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 326,600 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 339,920 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 927,303 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 241,563 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

27 August 2003

END.